

2010 ANNUAL REPORT

MISSION ★ FOCUSED ★ GROWTH


NCI

ABOUT NCI, INC.

NCI is a leading provider of information technology (IT), engineering, logistics, and professional services and solutions to U.S. Federal Government agencies. We have ISO 9001:2008 and other industry-leading and globally recognized certifications. NCI's award-winning expertise encompasses areas critical to its customers' mission objectives, including enterprise systems management; network engineering; cybersecurity and information assurance; software development and systems engineering; program management, acquisition, and lifecycle support; engineering and logistics; health IT and informatics; and training and simulation. A member of the Russell 2000 and S&P Small Cap 600 indexes, the company was recently named to the Forbes list of America's 25 Fastest-Growing Tech Companies for 2010, as well as FORTUNE Magazine's 2010 "100 Fastest-Growing Companies" list. Headquartered in Reston, Virginia, NCI has approximately 3,100 employees at more than 100 locations worldwide.


REVENUE
(in millions)
$218
$304
$391
$468
$581
06 07 08 09 10


OPERATING INCOME
(in millions)
$14
$22
$30
$38
$40
06 07 08 09 10


DILUTED EPS
$0.69
$0.93
$1.25
$1.61
$1.72
06 07 08 09 10

FINANCIAL HIGHLIGHTS

(dollars in thousands, except eps)	2006	2007	2008	2009	2010
OPERATING RESULTS					
Revenue	$218,340	$304,420	$390,596	$468,910	$581,341
Operating income	14,024	22,333	30,384	37,598	39,778
Net income	9,259	12,571	17,040	22,157	23,871
Basic EPS	0.69	0.94	1.28	1.65	1.75
Diluted EPS	0.69	0.93	1.25	1.61	1.72
BALANCE SHEET SUMMARY					
Cash and cash equivalents	13,930	109	1,267	1,193	2,791
Net working capital	46,320	38,563	41,146	48,073	55,684
Total assets	106,799	178,746	200,333	241,651	269,478
Total debt, including current portion	381	43,318	40,220	42,094	20,023
Total stockholders' equity	66,586	80,241	98,859	124,227	153,047

KEY BUSINESS STRENGTHS

1. IN-DEPTH UNDERSTANDING OF CUSTOMERS' MISSIONS

Since our founding, we have provided mission-critical services and solutions to customers, enabling us to develop an in-depth understanding of their missions and technical needs. Approximately two-thirds of our employees are located at customer sites. This gives us valuable strategic insights into customers' ongoing and future program requirements and enables us to offer technical solutions tailored to our customers' specific requirements and consistent with their evolving mission objectives.

2. CYBERSECURITY EXPERTISE

NCI has a long, recognized history of utilizing cybersecurity to protect mission-critical networks for customers worldwide. Much of our past cybersecurity experience focused on network operations, enterprise management, and security operations—the initial point of defense. Our integrated approach in which cybersecurity is embedded within all our service offerings remains one of our key differentiators, along with our skilled, experienced, and cyber-certified employees.

3. DIVERSE BASE OF KEY PRIME CONTRACT VEHICLES

As a result of our business development focus on securing key contracts, we are a prime contractor on 22 multi-year Government Wide Acquisition Contracts (GWACs), agency-specific Indefinite Delivery/Indefinite Quantity (IDIQ) contracts, and other Multiple-Agency Contracts (MACs) that enable us to bid on hundreds of millions of dollars of business each year against a discrete number of other pre-qualified companies. Holding prime positions on contract vehicles provides us an advantage as we seek to expand services to our customers.

4. PROVEN ABILITY TO WIN BUSINESS

We have strong, long-term relationships with our customers, as evidenced by our record of winning and retaining business. Our total book-to-bill ratio since going public in 2005 is 1.2 times. Our success in winning business is based, in part, on our ability to anticipate customers' emerging requirements, which enables us to develop stronger technical proposals.

5. HIGHLY SKILLED EMPLOYEES AND AN EXPERIENCED MANAGEMENT TEAM

We deliver services through a highly skilled workforce of approximately 3,100 employees, of which three-quarters possess at least one Federal Government security clearance. Our senior managers average more than 25 years of experience with Federal Government agencies, the U.S. military, and Federal Government contractors. Members of our management team have experience growing businesses organically, as well as through acquisitions.

6. INDUSTRY-LEADING RECOGNITION FOR QUALITY SYSTEMS AND CERTIFICATIONS

We continue to improve and mature our processes for customers. We have earned industry-leading and globally recognized certifications that demonstrate mature, documented, repeatable, and successful systems and processes, including: ISO 9001:2008, ISO/IEC 20000-1:2005 (headquarters facility), Capability Maturity Model Integration (CMMI) for Development Level 3 (three departments), and an approved purchasing system.

Looking back, 2010 was a year of significant accomplishment for NCI. In 2010, we achieved our longstanding objective of crossing the $500 million annual revenue mark, which we established for ourselves in 2005 at the time of our IPO. Further, we are pleased to have delivered 22% organic growth in 2010. This marks the sixth consecutive year since becoming a public company that we have delivered double-digit growth—averaging approximately 16% organic growth over that period. We have achieved this growth while placing our top priorities on building relationships based on trust, integrity, and performance.

Looking forward and building on our foundation of strong organic growth, we now are focusing on reaching $1 billion in revenue within the next three to five years. As we strive to achieve our $1 billion revenue goal, our fundamental strategy remains the same as it has been since our IPO. We will continue to focus exclusively on the Federal marketplace with substantial offerings in high-end IT, engineering, logistics, and professional services. We will maintain our target of consistently delivering 10% to 15% annual organic growth and will augment this growth with strategic acquisitions that provide NCI with opportunities to expand into new markets with emerging capabilities and service offerings.

We believe we are well positioned in markets that will support this growth objective. We see technology as an enabler to gain efficiencies and lower costs for our customers, and our ability to structure service offerings that afford such cost savings to our customers is a key differentiator from our competitors. This strategy especially holds true for the increasing demand for key Federal priorities and Congressional initiatives, including: consolidating IT infrastructures, streamlining Government supply chains, moving to shared services for mission-support activities, applying advanced business analytics to reduce improper payments, and reducing field operations while moving to citizen-centric, electronic self-service. We believe we have invested wisely in key capabilities that will move us forward into promising new areas of growth and expansion.

DELIVERED RECORD FINANCIAL RESULTS

During 2010, our revenue grew 24% to a record $581 million, which represents an organic growth rate of 22%. We reported an operating margin of 6.8%, and our reported earnings increased to a record $1.72 per share. In support of our mergers and acquisitions program and strategic capital investment decisions, this past December we secured a new credit facility which increased our borrowing capacity to $125 million—with an additional $50 million incremental optional accordion feature. We have also received board approval to buy back up to $25 million worth of shares of our outstanding stock. We are prepared to buy back shares, should the stock price reach a level where a buy-back program provides long-term value for our shareholders.

FEDERAL MARKET BUSINESS ENVIRONMENT

Over the last several years there have been a number of factors influencing the Federal Market area, including insourcing, Organizational Conflict of Interest (OCI), procurement inefficiencies, continuing resolutions, declining budgets, and record Federal debt levels. While some of these items have either been resolved or have lesser long-term impact, the most significant long-term and short-term issue facing the Federal market and the nation is the record-high Federal budget and Federal debt. With large and growing Federal deficits, unsustainable debt levels, and associated increasing interest costs, the Federal Government will have to substantially reduce spending over the next three to five years. All Government agencies may be required to reduce spending. The country will need to make major changes in both discretionary and non-discretionary spending priorities. Previously untouchable programs will need to be assessed, and hard choices will need to be made. All this is occurring at a time of significant global economic stress and political unrest.

While most if not all agencies and departments within the Federal Government will be affected, some areas will see less effect, reflecting their critical missions and the unique needs of the Federal Government. Most reports indicate better prospects for Government IT spending, especially in areas supporting the DoD, intelligence agencies, and agencies directly involved with protecting against the War on Terrorism. Similarly, our national healthcare programs will be under significant re-evaluation by Congress and the administration. The solutions to these and other problems will take considerable time and national sacrifice to correct. While there are important issues in the overall Federal market area, we believe the Federal IT market will remain healthy and provide opportunities for long-term growth. In fact, some areas will be part of the solution to reducing Government costs.

BUILDING ON OUR PLATFORMS FOR GROWTH

Our strategy for targeting what we believe to be the right markets and the right service offerings



CHARLES K. NARANG, CHAIRMAN AND CEO

to build the highest quality organization is consistent with our earlier strategy. In particular, we are emphasizing our efforts to establish "platforms for growth" that align our deep areas of technical expertise with favorable trends in the marketplace to deliver on our longer-term financial goals.

As an example, we highlight the platform for growth associated with the Base Realignment and Closure (BRAC) efforts, and in particular the BRAC project at Fort Bragg, NC, for U.S. Army Forces Command and Army Reserve Command. To date, we have been awarded in excess of $100 million of BRAC and network enterprise services contracts at Fort Bragg. While our BRAC-related activities will be completed later this year, we believe the reputation we are building as a result of our work on BRAC will lay the foundation for substantial long-term business. For example, several areas of Government IT spending that are robust and particularly promising for NCI can be leveraged from our BRAC work, including the following:

- Data center consolidation
- Cloud computing and resource virtualization
- Modernization
- Cybersecurity

The Federal Data Center Consolidation Initiative (FDCCI) is an Obama administration priority designed to promote the use of Green IT by decreasing the energy consumption and cumulative square footage of Government data centers. The goal is to reduce data center hardware, software, and operating expenses. Another advantage is the use of more efficient computing platforms that support virtualization, modernization, and improved security. Virtualization is the driving technology in cloud computing and is essential to the data center consolidation initiative.

Cloud computing has become the de-facto catalyst to drive operational efficiencies and associated cost reductions across the Federal Government; it represents an unprecedented opportunity for NCI to expand our ability to enhance the value we deliver to our customers. The Office of Management and Budget's "cloud-first" policy drives agencies to move applications to the cloud. NCI has been at the forefront of driving operational efficiencies and cost reductions for our customers as we have transformed our comprehensive service offerings to leverage, in a secure manner, advances in virtualization technology across traditional network, storage, and computing resources. These advances have allowed our customers to re-purpose the savings into initiatives, like green computing, mobile computing, data center modernization, and virtualized computing. Cloud computing is the next logical wave of innovation for us to apply to our customers' missions.

Another driving factor in the Federal IT spending environment will be expanding cybersecurity opportunities. Cyber threats in this area are increasing daily and the need to protect our nation's cyber infrastructure will continue to command priority in Government spending. We believe NCI is in an excellent position to help our customers defend their networks and maintain the integrity of their IT enterprises.

EXPANDED OUR PORTFOLIO OF GWAC/IDIQ/MAC CONTRACT VEHICLES

An imperative to building our platforms of growth is having prime positions on important and relevant Government contract vehicles that will be used to provide the technologies just described. Currently, NCI has a very large portfolio of some of the most coveted Government-Wide Acquisition Contracts (GWAC) in our sector with a ceiling value in excess of $100 billion. More importantly, these prime contracts provide direct relationships with new and existing customers as we continue to expand our business into promising new markets and areas of expertise.

During 2010, we focused on capturing GWAC programs. An example is the recently awarded Total Engineering and Integration Services III (TEIS III) contract. This was an important recompete award for NCI with a ceiling value of $892 million. Under this contract, NCI will compete with two other firms to provide information systems engineering and IT support to the U.S. Army Information Systems Engineering Command (USAISEC) and its customers worldwide.

Another example of a GWAC program we pursued in 2010 is the Department of Justice (DOJ) Information Technology Support Services-4 (ITSS-4) Multiple Agency Contract (MAC). We are very pleased that we were one of 20 companies



TERRY W. GLASGOW, PRESIDENT

to have been awarded this ITSS-4 contract with a ceiling value of $1.1 billion over seven years. This new contract for us opens up new customers and business opportunities. The contract will provide large-scale systems integration services and new application development, as well as the integration of and modifications to current systems for DOJ and its Components.

ACQUIRED ADVANCEMED

In addition to our focus on pursuing and winning important Government-wide contract vehicles, in 2010 we also sought to expand our business base and service offerings through strategic acquisitions. We have very specific objectives and sought to acquire companies that would support our long-term growth and business objectives. Our criteria continues to be to find companies in the $25 million to $75 million range that have strong management teams, good contract vehicles with substantial backlog, and exceptional customer relationships.

One of our key acquisition areas of focus was to acquire a company having substantial business base with Federal Civil agencies, such as the Department of Health and Human Services (HHS). In 2010, we evaluated a number of firms and in the latter part of 2010 identified what we considered to be an ideal company to pursue—AdvanceMed Corporation. On April 1, 2011, we closed on the acquisition, which was part of an OCI divesture by another company. We acquired our Army Program Executive Office (PEO) Solider work in 2008 under a similar OCI issue, and it proved to be an excellent acquisition. The acquisition of AdvanceMed met all our acquisition criteria. It has a strong management team, a healthy backlog, good prime contract vehicles, a long record of outstanding contract performance, and access to a new and expanding business area of program integrity and health informatics services. Not only does AdvanceMed provide us access to HHS's Centers for Medicare and Medicaid Services (CMS) in the program integrity services area; it also provides us with another platform for growth as we leverage AdvanceMed's core capabilities to other Federal customers with similar business environments.

AdvanceMed is a premier provider of healthcare "program integrity services," which facilitates the ability of Government agencies to detect and prevent fraud, waste, and abuse in their benefit programs. Currently, AdvanceMed supports CMS in its most critical and well-funded healthcare integrity initiatives. President Obama's fiscal 2011 budget request included $1.7 billion for HHS to fight such healthcare fraud. More importantly, the President has emphasized the need to eliminate fraud, waste, and abuse in Federal entitlement programs as a means of reducing deficit spending. AdvanceMed provides us the means and capabilities to address this market area.

DELIVERING SUSTAINABLE LONG-TERM STRATEGIC VALUE

As mentioned previously, the Federal market faces headwinds and challenges. Our customers similarly face a difficult business environment with the prospect of declining resources, increased complexity of operations and requirements, uncertainty, and the challenges of what appear to be persistent conflict throughout the world. The good news is: (1) the market areas we are addressing are very large; (2) we have the GWAC contract vehicles to pursue important new business; (3) we have the right leadership and professional staff, and resources to deliver sustained growth. We are in very large market with substantial opportunities to grow and succeed. Annual spending in the services area exceeds $200 billion annual spending. Against that set of spending, we have an identified pipeline of new business opportunities exceeding $16 billion.

We have a strong management team, and we continue to invest in new key resources that will allow us to penetrate new markets, increase our probability of winning new task orders, and support our capture of new contracts. Our focus remains on a keen alignment with our customers and their missions. With this alignment, we can offer tailored solutions to meet our customers' requirements with affordable prices.

In conclusion, we remain committed to the growth of our company. We recognize the challenges that we face in a difficult business environment and firmly believe that we have requisite resources, passion, and drive to successfully navigate and deliver great value for our shareholders.

CHARLES K. NARANG
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

TERRY W. GLASGOW
PRESIDENT

CUSTOMER MISSION AND OBJECTIVES

CAPABILITIES

NCI's capabilities are centered on overcoming our customers' challenges to help them meet their critical mission and objectives. As our comprehensive offerings will demonstrate, we are a full lifecycle capabilities company. We provide full lifecycle IT specialties, complemented by our professional services. Our company capabilities have grown in response to market drivers, which reflect our dedication to meeting our customers' needs.


PROFESSIONAL SERVICES
IT SPECIALTIES
TRAINING AND SIMULATION
NETWORK ENGINEERING
HEALTH IT AND INFORMATICS
CYBERSECURITY AND INFORMATION ASSURANCE
ENGINEERING AND LOGISTICS
ENTERPRISE SYSTEMS MANAGEMENT
PROGRAM AND ACQUISITION MANAGEMENT
SOFTWARE DEVELOPMENT AND SYSTEMS ENGINEERING
FULL LIFECYCLE
CAPABILITIES
CUSTOMER MISSION AND OBJECTIVES

BUSINESS SOLUTIONS AND OFFERINGS

We believe our success is a direct result of our unwavering commitment to total customer satisfaction and our deeply embedded culture focusing on our customers' missions and delivering on operational objectives. Our stellar 2010 performance, with significant year-end successes, established a strong organic growth foundation to build on for 2011. With the additional array of professional services, we have the agility, position, and determination to focus on expanding market segments within the Federal IT and professional services markets. We are extending our core capabilities in line with key market drivers and investing in a robust set of business solutions and offerings, including: IT consolidation/modernization; cybersecurity and information assurance; geospatial search and visualization; information operations/warfare; open source software and agile software development; program management, acquisition, and lifecycle support; sustainment engineering and obsolescence management; health IT and informatics; program and benefit integrity; and training and simulation.

OUR EIGHT CORE CAPABILITIES





1. ENTERPRISE SYSTEMS MANAGEMENT

We design, install, and manage complex, mission-critical enterprise systems for our customers, increasing the reliability, security, and efficiency of their IT operations while meeting stringent mission requirements. As part of our overall network operation and management services, we continually analyze and monitor enterprise system components and create systems that can adapt to rapidly changing needs. We employ a knowledge-centric service delivery assurance methodology designed to keep customer mission-critical systems at peak performance. This methodology utilizes network and traffic simulations to identify potential changes in performance or possible security issues within a particular network, allowing our engineers to protect customers' systems and data. Our network engineers are trained and certified in the leading commercial enterprise tools and combine that knowledge with our techniques, experience, and processes to deliver solutions to our customers. Our enterprise systems management services include the following:

- Infrastructure and Enterprise Systems Management
- Infrastructure Operations and Management
- Outsourcing and Managed Services
- Infrastructure Consolidation and Modernization
- Public/Private Cloud Computing
- Application and Network Management
- Application and Business System Performance Measures
- Network Design, Implementation, and Migration
- Network Monitoring and Performance Evaluation

2. NETWORK ENGINEERING

We offer a full lifecycle of network engineering services to our customers from the initial requirements analysis and network design through solutions implementation and testing, including designing disaster recovery contingency plans. Our network engineering capabilities include architecture development, design, implementation, configuration, and operation of Local Area Networks (LANs), Metropolitan Area Networks (MANs), and Wide Area Networks (WANs). Our extensive experience providing the following network engineering services for Federal Government customers allows us to rapidly identify potential bottlenecks, security threats, and vulnerabilities, as well as address these potential issues with cost-effective solutions:

- Architecture Development and Design
- Disaster Response Planning and Recovery
- Installation, Test, and Evaluation
- Network Configuration
- Network Security Evaluation
- Protocol and Topology Selection
- Reliability and Contingency Assessment
- Requirements Analysis
- Routing Design
- Vulnerability Assessment




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3. CYBERSECURITY AND INFORMATION ASSURANCE

We offer cybersecurity and information assurance (IA) solutions to secure enterprise systems and networks with particular expertise in protecting IT infrastructures for our customers who operate in classified environments. We design, configure, and deploy security architectures based on assessments of our customers' current and future IT needs, mission objectives, and regulatory requirements, in addition to specific threats from unauthorized users. In connection with implementing tailored architectures, we help define and implement IA policies, procedures, and guidelines to ensure effective future IT planning. Our highly skilled and accredited employees research and implement security policies, provide technical support, and develop comprehensive security assessment plans. We also identify potential threats and vulnerabilities, and design and implement corrective action plans that employ advanced technologies, such as encryption, digital signatures, and firewalls, using both commercial-off-the-shelf (COTS) and custom security and software solutions. Our cybersecurity and IA services include the following:

- Intrusion Detection/Prevention System Development
- Certification and Accreditation
- Policy and Procedures Development
- Products Evaluation and Integration
- Cybersecurity Fusion Centers
- Public Key Infrastructure (PKI) Implementation
- Computer Forensics
- Risk and Threat Assessment
- Security Awareness and Training
- Security Test and Evaluation

4. SOFTWARE DEVELOPMENT AND SYSTEMS ENGINEERING

We provide a full range of software development, systems engineering, and integration services to our customers. Initially, we leverage our business process reengineering skills to analyze the activities, roles, and objectives of a proposed IT system or solution. Based on this analysis, we integrate advanced technologies with our customers' legacy systems to improve their operational efficiency and increase our customers' returns on IT investments. Our software development and systems engineering services include:

- Agile and Open Source Software Development
- Database Design and Management
- Enterprise Portal Implementation
- Integration, Test, and Evaluation
- Legacy System Integration
- Project Planning and Management
- Full Systems Lifecycle Development and Deployment
- Software/Systems Development
- Analytical Computing Solutions
- Data Warehousing/Mining
- Advanced Graph Analytics
- Information Sharing and Collaboration
- High Performance and Grid Computing





5. PROGRAM MANAGEMENT, ACQUISITION, AND LIFECYCLE SUPPORT

NCI provides a full range of program management, acquisition, and lifecycle support services to our customers. As an integral part of our professional services portfolio, we are at the forefront of integrating acquisition, logistics, engineering, and technology disciplines into a comprehensive lifecycle management approach. Our approach strives to continually improve the process of developing, procuring, and sustaining our customers' systems to achieve their overarching goals of transformation, consolidation, and efficiency. We combine deep functional and technical expertise to deliver full lifecycle support capabilities, including:

- Acquisition Management and Logistics
- Program and Portfolio Management
- Test and Evaluation
- Systems Engineering and Technical Support
- Studies and Capabilities Analysis
- Financial Management
- Security Management
- Training
- Risk Management

6. ENGINEERING AND LOGISTICS

We offer a wide array of professional engineering, logistics, and support services. We employ experienced, multi-disciplinary engineering and logistics teams to solve some of our customers' most challenging fielded systems problems. By tailoring our engineering and logistics specialties for our customers, NCI reduces customer costs while increasing fielded-system capabilities and improving mission readiness. We offer rapid-prototyping and simulation-based designs to efficiently mitigate obsolescence issues with improved performance. We seamlessly deliver supply chain management (SCM) support and information integration through statistical demand forecasting, inventory optimization, and comprehensive data-mining capabilities. Our predictive analysis and service-life extension capabilities ensure increased asset readiness and availability with reduced total cost of ownership (TCO). We are actively engaged in extending service life through creative engineering and logistics solutions, playing a vital role in supporting critical aging aircraft (e.g., F-4, C-5, T-38, and F-16) readiness and multiple Air Force Space and Command, Control, Communications, and Intelligence (C3I) platforms through Diminishing Manufacturing Sources and Material Shortages (DMSMS) and Operational Safety, Suitability, and Effectiveness (OSS&E) capabilities. Our engineering and logistics capabilities include:

- Software Development and Systems Integration
- Prototype Design, Development, and Testing
- Material and Component Sourcing
- Modeling and Simulation
- Acquisition Planning and Program Management
- Technology Assessments and Analysis of Alternatives
- Sustainment Engineering and Obsolescence Management
- Diminishing Manufacturing Sources and Material Shortages
- Supply Chain Management and Business Process Outsourcing
- Multi-Service Weapon Systems Reprogramming Capability





7. HEALTH IT AND INFORMATICS

By combining comprehensive IT services with deep medical business acumen, we have become a leader in the health IT and medical logistics transformation field. We blend deep functional subject-matter expertise with diverse technical talent, including public health experts, healthcare administrators, network engineers, medical trainers, IT specialists, bioenvironmental engineers, aerospace physiologists, and physicians. We have provided a broad spectrum of IT services, including network operations, cybersecurity and information assurance, software development, and enterprise systems management to improve the quality and timeliness of healthcare services provided to public health and medical personnel worldwide. These technologies provide a new paradigm for collaboration, training, and education — offering real-time, high-fidelity interactions among patients and practitioners. Our capabilities and infrastructure support all aspects of health IT and informatics including:

- Healthcare Program Integrity Services
- Fraud Investigation and Medical Review
- Healthcare Data Analysis and Management
- Strategic Planning/Consulting
- Occupational, Environmental, and Population Health Programs
- Electronic and Personal Health Records
- Collaboration and Telemedicine Solutions
- Access-to-Care Program Support
- Preparedness and Contingency Planning
- Data/System Consolidation, Migration, and Modernization
- Aeromedical Evaluation and Combat Casualty Care
- Doctrine/Policy Development
- Medical Education and Training
- Social Media/Networking Tools/Solutions

8. TRAINING AND SIMULATION

By efficiently combining systems engineering and operational expertise, we solve our customers' most complex challenges and deliver increased productivity while improving organizational agility. We offer a full range of modeling, simulation, training, and exercise support capabilities to increase performance and identify the most cost-effective strategies to meet the unique training needs of our customers. Our solutions leverage the in-depth operational expertise of our staff and the engineering, software development, and network operations capabilities of the company. We have a highly talented technical team and the program management experience to meet the complex challenges of our customers. Our solutions include solving complex problems for clients through modeling, simulation, and analysis services. We provide a spectrum of services to clients in national defense, intelligence, healthcare, and civil agencies to support sophisticated programs like airborne battle management training, virtual battlefield desktop simulation, command and control, and surveillance modeling. NCI's training and simulation services include:

- Modeling and Simulation
- Network Engineering, Operations, and Support
- Virtual/Desktop Simulation
- Exercise Support
- Development and Integration of Distributed Simulation Systems
- Information Assurance
- Multi-level Security
- Distance Learning, Training, and Educational Products
- Learning Management Systems

ADVANCEMED

"NCI'S ACQUISITION OF ADVANCEMED STRATEGICALLY POSITIONS US TO SUPPORT THE FEDERAL MOVEMENT TO PROTECT OUR NATION'S TRUST FUNDS AND OUR TAXPAYER DOLLARS"



Reducing improper payments and eliminating waste is one of the greatest challenges facing Federal Government programs today. In the Federal healthcare domain alone, billions of dollars are lost annually to fraudulent activities that successfully cheat the Medicare and Medicaid entitlement programs. The U.S. White House Executive Order 13520 (November 2009), titled Reducing Improper Payments and Eliminating Waste in Federal Programs, is one of the most recent presidential mandates for all Federal agencies to make significant strides in reducing waste, fraud, and abuse in their programs.

AdvanceMed provides a comprehensive suite of benefit integrity services critical to detecting and deterring fraud, waste, and abuse of entitlement programs. AdvanceMed is a leading benefit integrity contractor for the Department of Health and Human Services' Centers for Medicare and Medicaid Services, whose budget accounts for approximately 83% of annual Federal healthcare spending. Providing services in 38 states and three territories, our employees are equipped with expert investigative, statistical, and clinical skills. Our highly skilled professionals are integral to AdvanceMed's proven performance in innovative fraud investigation services, benefit integrity services, medical record review, sophisticated data analysis, and data management. We are eager to leverage and grow our capabilities to serve Federal agencies and protect all our entitlements, whether they are benefits for Medicare and Medicaid, supplemental income from the Social Security Administration, housing assistance from the Department of Housing and Urban Development, or unemployment insurance from the Department of Labor. We are prepared to help agencies "make every effort to confirm that the right recipient is receiving the right payment for the right reason at the right time." (Executive Order 13520)

PLATFORM FOR GROWTH

CYBERSECURITY

"CYBERSECURITY REMAINS ONE OF THE PRINCIPAL IT MARKET DRIVERS, AND NCI'S FULL SUITE OF INTEGRATED CYBERSECURITY SERVICES PLACES US AT THE FOREFRONT OF PROTECTING, DEFENDING, AND ENSURING THE RESILIENCY OF FEDERAL NETWORKS."



Cybersecurity remains a top priority across the Federal Government in response to the ever-increasing threat to our national information infrastructure. Cybersecurity and information assurance represent one of the most significant platforms for growth to NCI. An independent Federal Government market research firm, INPUT, estimates the Federal IT security growing in excess of $13.3 billion by Government fiscal year 2015, representing more than an 9% annual growth rate in Federal cybersecurity spend rates.

NCI offers an integrated approach in which cybersecurity is embedded within all our service offerings. We believe our capabilities are aligned with our customers' unique mission requirements, Federal Government policies, and new Federal Government initiatives, and this integrated approach remains one of our key differentiators, along with our skilled, experienced, and cyber-certified employees. Our cybersecurity capabilities and specialized services include: integrated network and security operations, threat identification and vulnerability analysis, cyber threat warning dissemination, incident response, information exploitation, situational awareness, data protection, and secure information sharing. Leveraging our deep customer domain expertise, NCI provides our customers the full lifecycle of cybersecurity services, including policy and planning; compliance; identity and access management; training, education, and awareness; and enterprise security operations. NCI is actively engaged in ensuring the resilience of Federal Government networks and ensuring its networks are properly secured across all our customer sets (Defense, Intelligence, and Civilian), including USTRANSCOM, PEO STRI, NNSA, and NETCOM.

PLATFORM FOR GROWTH

BRAC TRANSFORMATION

"ENSURING ON-TIME DELIVERY OF FULL OPERATIONAL CAPABILITY TO BRAC TENANTS—EQUAL TO OR BETTER THAN THAT PROVIDED AT THE EXISTING FACILITIES"



Over the last 18 months, the U.S. Army Information Systems Engineering Command (USAISEC), Enterprise Systems Engineering Directorate (ESED) located at Fort Huachuca, AZ, has awarded NCI more than $168 million in Indefinite Delivery/Indefinite Quantity (IDIQ) task orders under the Total Engineering and Integration Services II (TEIS II) contract in support of Department of Defense (DoD) and Army Base Realignment and Closure (BRAC) initiatives. NCI provides engineering, procurement, implementation and test support for the IT infrastructure at six separate BRAC locations totaling more than 2 million square feet of facility space and housing almost 10,000 tenants. In March 2011, NCI was one of three contractors awarded the follow-on TEIS III contract with a ceiling value of $892 million. The requirements for BRAC work will end in 2011, but the need for engineering support for headquarters relocation and modernization will continue to be a major focus area for the Army for the foreseeable future.

Looking forward, transformation and modernization opportunities are essential elements of NCI's long-term growth strategy. Like the BRAC effort, with each transformation and modernization opportunity, NCI is placed at the heart of DoD's transformation initiatives to reorganize its installation infrastructure to support its forces more efficiently and effectively, increase operational readiness, and facilitate new ways of doing business. BRAC opportunities enable us to expand our portfolio of DoD customers, while providing NCI the potential for long-term, follow-on growth opportunities in core IT services. Pictured above is the new Defense Information Systems Agency (DISA) Headquarters Complex located at Fort Meade, MD. This was the largest and most complex of the BRAC projects. We are honored to have been selected by USAISEC to provide a vital role in the Army's and DoD's transformation and modernization initiatives.

PLATFORM FOR GROWTH

SOLDIER LOGISTICS

"SUPPORTING SOLDIERS' LETHALITY, SURVIVABILITY, AND CAPABILITY TO OPERATE IN ANY ENVIRONMENT"



NCI provides a wide range of diverse acquisition, logistics, engineering, and technical services to support the development, testing, acquisition, logistics, fielding, and training of sensors, lasers, protective, and individual equipment for fully integrated Soldier systems to PEO Soldier and subordinate Project Managers. NCI assists in inserting new technology and enhancements directly into units and deployed locations to improve critical equipment, support Soldier-as-a-System, and provide equipment management and training in support of Warfighters.

This support includes logistics and operational support to unit locations inside and ouside the continental United States to maintain quality and operational effectiveness of individual protective equipment worn by Soldiers worldwide. Over the past year, NCI significantly contributed to the fielding and training of new equipment and uniforms to more than 230,000 Soldiers with 17.8 million items. NCI is also fielding and training the new T-11 parachute, significant in its replacement of one that entered service in the late 1950s, with a canopy that can deliver a heavier combat-loaded Soldier into the combat zone with much less risk of injury. We are an integral part of the Soldier team and offer a proud 18-year legacy of meeting the challenges of the PEO mission.


PLATFORM FOR GROWTH

CLOUD COMPUTING

"CLOUD COMPUTING OFFERS NCI THE OPPORTUNITY TO FURTHER FOCUS OUR EFFORTS ON OUR CUSTOMERS' HIGHEST-PRIORITY MISSION-FACING REQUIREMENTS BOUNDED BY OUR CORPORATE ETHIC OF TRUST, INTEGRITY, AND PERFORMANCE."

Our BRAC and Data Center Modernization/Relocation efforts have created an opportunity for us to accelerate the pace by which our customers can adopt cloud-based solutions and offerings. As we have done for DISA, Fort Bragg, and the Intelligence Community, our data center modernization efforts have focused on improving operational efficiencies while taking advantage of economies of scale with IT investments. As a result, we are continuing to invest in our own cloud-based service offerings in the medical fraud detection marketplace while simultaneously partnering with leading federally focused and appropriately certified cloud hosting providers to ensure we can deliver the right cloud offering based on the needs and/or desires of our customers. Following the pattern of the "server-wars" in the last decade, the range of commercial cloud vendors will begin to consolidate down to the set that have been naturally selected by the Government marketplace. With NCI's Government-focused and cloud-agnostic approach, we are enabling our customers to navigate this period of change and to adopt the cloud strategy that offers the optimal set of security, governance, and portability features—whether it is public, private, hybrid, or some combination thereof.

NCI LOCATIONS

NCI's geographic presence continues to grow worldwide to approximately 3,100 employees at more than 100 locations. Headquartered in Reston, VA, we have offices or locations in 41 states; extensive offices, resources, and employees in the Washington, DC, metropolitan area; as well as locations outside the continental United States. Our geographic presence provides further opportunities for long-term growth, as many of our locations are home to major Army, Air Force, and Intelligence customers.

HEADQUARTERS
SELECTED OPERATING LOCATIONS
NCI PRESENCE


IRAQ
KUWAIT


AFGHANISTAN

NCI'S KEY PRIME GWAC/IDIQ/MAC CONTRACTS

Government Wide Acquisition Contracts (GWACs), as well as Indefinite Delivery/Indefinite Quantity (IDIQ) contracts and Multiple-Agency Contracts (MACs) continue to be one of the greatest catalysts for growth in our industry. The continued popularity of these contracts allows our customers an efficient and effective mechanism to keep pace with the rapid changes in the IT market. Today, NCI holds a prime position on 22 of the most popular contract vehicles in our industry with a combined ceiling value of more than $100 billion. Highlighted are some of our key GWAC/IDIQ/MAC contract vehicles:

ITES-2S

The Army's Information Technology Enterprise Solutions-2 Services (ITES-2S) contract is the procurement cornerstone for Army IT systems. The contract provides IT services and solutions to all military services, DoD agencies, and other Federal agencies. The total ceiling value for the contract is $20 billion with a period of performance that expires in 2015.

ALLIANT

The General Services Administration's (GSA's) premier IT services contract includes a broad array of infrastructure, application, and IT management services. The contract provides integrated services and solutions with the ability to support regional and global IT requirements. This MAC/IDIQ is open for use by all Federal departments and agencies. The total ceiling value for the contract is $50 billion with a period of performance that expires in 2019.

NETCENTS

The Air Force's Networking and Telephony Products and Services (NETCENTS) contract plays a key role in significantly enhancing the Air Force and the entire DoD's capability in the era of net-centric warfare and operations. The contract provides a wide array of engineering, IT, and network services to the Air Force, other DoD agencies, and Federal customers. The total ceiling value for the contract is $9 billion with a period of performance that expires in 2014.

DESP II

The Air Force's Design and Engineering Support Program (DESP II) contract offers the Air Force community, the Army's Tank-Automotive and Armaments Command, the entire DoD, and other Government agencies rapid, high-quality engineering and technical services support. The total ceiling value for the contract is $1.9 billion with a period of performance that expires in 2012.

TEIS III

The Army's Total Engineering and Integration Services III (TEIS III) contract provides Army installations and operations worldwide with engineering, information assurance, and systems integration computer services. The total ceiling value for the contract is approximately $892 million with a period of performance that expires in 2016.

PEO SOLDIER

The Army's Program Executive Office (PEO) Soldier contract provides professional engineering services and support to manage the development, design, testing, configuration, acquisition, logistics, training, and fielding of equipment for fully integrated Soldier systems. The contract has a period of performance ending in January 2012.

OPM TMA

The Office of Personnel Management's (OPM's) Training and Management Assistance (TMA) contract provides Federal Government agencies and some state and local governments customized training/learning solutions to maximize individual, team, and enterprise performance. The total ceiling value for the contract is $200 million with a period of performance that expires in 2012.

AFMSA IT MODERNIZATION

The Air Force Medical Support Agency (AFMSA) IT Modernization contract provides the Air Force Medical Service support for worldwide medical IT projects, systems implementations, modeling and creation of best practices, technology standards, engineering, operation, modernization, and maintenance. The total ceiling value for the contract is $75 million with a period of performance that expires in 2011.

R2-3G

The U.S. Army Communications-Electronics Life Cycle Management Command's (CECOM LCMC) Rapid Response-Third Generation (R2-3G) Program offers one of the most dynamic and flexible contracting vehicles to the Federal Government. It provides for a streamlined task order process, allowing agencies to rapidly obtain information technology and engineering services in support of urgent requirements. The total ceiling value for the contract is $16.4 billion with a period of performance that expires in 2015.

DOJ ITSS-4

The Department of Justice 's (DOJ's) Information Technology Support Services-4 (ITSS-4) Multiple Agency Contract (MAC) provides large-scale systems integration services and new application development, as well as the integration of and modifications to current systems for DOJ and its components. The total ceiling value for the contract is $1.1 billion with a period of performance that expires in 2017.

2010 FORM 10-K

NCI, INC.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-51579



SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH, D.C.
200
MAY 02 2011



NCI

NCI, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-3211574**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
11730 Plaza America Drive Reston, Virginia	**20190-4764**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(703) 707-6900

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.019 per share	**Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of NCI, Inc. Class A common stock held by non-affiliates of the registrant as of June 30, 2010 was approximately $180,441,273.

As of February 17, 2011, there were 8,469,242 shares outstanding of the registrant's Class A common stock. In addition, there are 5,200,000 shares outstanding of the registrant's Class B common stock, which are convertible on a one-for-one basis into Class A common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be filed with the Securities Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2011 Annual Meeting of Stockholders, to be filed subsequent to the date hereof, are incorporated by reference into Part III (Items 10, 11, 12, 13, and 14) of this Annual Report on Form 10-K. Such definitive Proxy Statement will be filed with the Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

NCI, INC.

FORM 10-K

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding our business, financial condition, results of operations, and prospects. There are statements made herein which may not address historical facts and, therefore, could be interpreted to be forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions and assessments made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments, and other factors it believes to be appropriate. You can often identify these statements by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," "would," "expect," "plan," "seek," "continue," and other similar words or variations on such words.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Form 10-K. Subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed in "Risk Factors" and elsewhere in this Form 10-K and those listed in other documents we have filed with the Securities and Exchange Commission (SEC).

In this document, unless the context indicates otherwise, the terms "Company," "NCI," "we," "us," and "our" refer to NCI, Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

ITEM 1. *BUSINESS*

COMPANY OVERVIEW

We are a provider of information technology (IT), engineering, logistics, and professional services and solutions to Federal Government agencies. NCI's capabilities are centered on overcoming our customers' challenges to help them meet their critical mission and objectives. Through our comprehensive offerings, we are a full lifecycle capabilities company. We provide full lifecycle IT specialties, complemented by our professional services. We have the agility, position, and determination to focus on expanding market segments within the Federal IT and professional services markets. We are extending our core capabilities in line with key market drivers and investing in a robust set of business solutions and offerings. Our core capabilities include: enterprise systems management; network engineering; cybersecurity and information assurance; software development and systems engineering; program management, acquisition, and lifecycle support; engineering and logistics; health IT/medical transformation; and training and simulation. We provide these services to defense, intelligence, and Federal civilian agencies. The majority of the Company's revenue is derived from contracts with the Federal Government, directly as a prime contractor or as a subcontractor. We primarily conduct business throughout the United States.

We have strong, long-term relationships with our customers, as evidenced by our record of retaining business. For more than 20 years, we have provided IT and professional services and solutions to the Federal Government, including customers such as the U.S. Army, U.S. Air Force, U.S. Transportation Command, National Guard Bureau, U.S. Central Command, U.S. Special Operations Command, Department of Transportation (DOT), Department of Energy (DOE), Department of Housing and Urban Development (HUD), National Aeronautics and Space Administration (NASA), and the intelligence community. We believe our strong relationships result from our in-depth understanding of customer missions, the strength of our technical solutions, and the co-location of a majority of our employees with our customers.

We have made significant investments in our management, employees, and infrastructure in support of our growth and profitability strategies. Our senior managers average more than 25 years of experience with Federal Government agencies, the U.S. military and Federal Government contractors. Members of our management team have extensive experience growing businesses organically, as well as through acquisitions. We deliver our services through a highly skilled workforce of approximately 2,600 employees, more than 85% of whom possess at least one Federal Government security clearance.

Our 2010 revenue was $581 million, a 24% increase over our 2009 revenue of $469 million. Our organic revenue growth for 2010 as compared to 2009 was 22%, which reflects our increase in revenue from year to year excluding the effect of acquisitions. Since 2005, our revenue, including the effects of our acquisitions, has grown from $191 million during 2005 to $581 million during 2010, representing a compound annual growth rate (CAGR) of 25%. Over the same period, our operating income has increased 254%, from $11.2 million during 2005 to $39.8 million during 2010. As of December 31, 2010, our total estimated contract backlog was $1.3 billion, of which approximately $302 million was funded. We define backlog as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period and from the option periods of those contracts, assuming the exercise of all related options. We are focused on continuing to grow organically while improving margins, and intend to expand our capabilities through strategic acquisitions.

MARKET OPPORTUNITY

The Federal Government continues to be among the world's largest consumers of IT services and solutions. According to INPUT, an independent Federal Government market research firm, the overall Federal Government IT market is expected to grow from $85.8 billion during FY2010 to nearly $112 billion during FY2015. Due to the growth in cyber incidents, of special interest to the Federal Government is cybersecurity and information assurance. Again according to INPUT, spending for information security will rise from $8.6 billion in 2010 to $13.3 billion by 2015 at a compound annual growth rate of 9.1%, nearly twice the rate of overall Federal IT spending. This creates a large opportunity for contractors to bring their combined agency knowledge and operation security expertise to the market. In addition, Department of Defense (DoD) IT

budgets continue to grow in the areas related to, among others, situational and battlespace awareness; infrastructure upgrades relating to base realignment and closure (BRAC); headquarters consolidation and modernization; overseas activities; high-performance computing; and business enterprise systems development, implementation, and integration. DoD's spending on contractor-addressable IT is expected to increase from $31.3 billion during FY2010 to $39.6 billion during FY2015. Moreover, this data may not fully reflect Government spending on classified intelligence programs, operational support services to our armed forces, and complementary technical services, including sophisticated systems engineering. Although spending on intelligence-related activities by the Federal Government remains classified, INPUT estimates total IT spending for contractor-addressable services for U.S. intelligence agencies during FY2010 at $9.9 billion, growing to $13.5 billion during FY2015. INPUT also reports that Civilian agency spending on IT is expected to increase from $44.6 billion during FY2010 to $58.5 billion during FY2015.

The Intelligence budget continues to outpace both Defense and Civilian budgets at a CAGR of 6.4% compared to 5.6% and 4.8%, respectively, according to INPUT. Among civilian agencies, the Departments of Veterans Affairs, Social Security Administration, and Justice rank among the highest year-over-year budget growth rates. On average, DoD IT programs are growing at a slower rate due to the constraints of ongoing war spending. Increased demands in information security, surveillance, and other national security trends continue to drive the Intelligence market segment compared to other segments. Despite the uncertainty related to the economy and the administration's priorities, Federal IT spending continues to rise, and we believe there will be significant market opportunities for providers of IT services and solutions to the Federal Government because of the following outlined trends.

Current Market Challenges

While we continue to see favorable market opportunities, there are certain challenges facing all Federal service providers. Most pressing is the fact that since October 2010, the Federal Government has been operating under a Continuing Resolution to fund operations. A Continuing Resolution essentially continues funding for most programs at the FY2010 level, and therefore, generally does not allow for new contracts to be awarded. As such, there have been delays in contract and task order awards. The current Continuing Resolution expires March 4, 2011. The House has passed a new Continuing Resolution that would require significant reductions over the FY2010 spending levels. The Senate is opposed to those cuts and the President has threatened a veto if that bill were to be sent to him. While Congress is working on an agreement that would provide short-term Continuing Resolution funding that would allow them to work out a longer-term, acceptable plan for FY 2011. If they are unable to arrive at a near term solution, there is the possibility of a Government work stoppage. The last Government work stoppage occurred in FY1996 and lasted for approximately 21 days. Under such a work stoppage, only "essential" work would be authorized. The designation of "essential" is determined by the Federal Government and is directed by contracting officers. As of this date, there is no direction from the Federal Government as to what activities will be essential, but many defense related activities and programs associated with safety or human life will most likely be funded. The determination of which programs will be funded would be done on a case by case basis. It is unlikely that a government-wide work stoppage would occur for an extended period of time. The greater likelihood is that the Federal Government will operate on a Continuing Resolution basis for the balance of FY2011 and that there would increased be budget pressures on both FY2011 and FY2012.

Economic Pressures Create Demand for Efficient, Effective Solutions

The Federal Government, and the DoD in particular, continues to find itself amid a significant transformation. The Federal Government faces unprecedented financial, economic, and mission challenges as it continually looks for opportunities to address its expanding mission responsibilities amidst increasing budgetary pressures. A significant aspect of this transformation is the use of IT to increase the Federal Government's effectiveness and efficiency. The result is increased Federal Government spending on IT to upgrade networks and transform the Federal Government from separate, isolated organizations into larger, enterprise-level, network-centric organizations capable of sharing information broadly and quickly. Data center consolidation, green computing, and cloud computing are examples of Federal Government priorities that support the drive for improved effectiveness and efficiencies. While the transformation initiative is driven by the need to prepare for new world threats, adopting these IT transformation initiatives will also improve efficiency and reduce infrastructure costs across all Federal Government agencies.

Transformational Initiatives Driving Investments. Despite the challenging economic environment today, Federal Government spending continues to rise in key technology and professional services areas. IT service providers can address common goals of the administration while providing efficient, cost-effective solutions as the Federal Government plans its technology transformation. INPUT defines the key emerging transformational markets as those that produce cost savings, operational/process efficiency, energy efficiency, improved information sharing/interoperability, transparency, and enhanced agility/flexibility. Federal Government IT solution providers have an opportunity to apply key technology solutions/architectures to address these goals in fastest-growing technology spending areas of the Federal budget, including data center consolidation, cloud computing, virtualization, Service Oriented Architecture (SOA), open source software (OSS), and geospatial technologies.

Cybersecurity Remains Top Priority in Technology Spending. Cybersecurity and information assurance-related technology spending (estimated to grow from $8.6 billion in FY2010 to $13.3 billion in FY2015) remains as one of the Federal Government's top priorities in response to the ever-increasing threat to our national information infrastructure. The appointment of Howard Schmidt as the White House Cybersecurity Coordinator underscores the continued emphasis of implementing a national-level cybersecurity strategy by creating the role of a cybersecurity policy official who will coordinate the nation's cybersecurity-related policies, activities, and cyber response. The recent standup of USCYBERCOM, led by General Keith Alexander (Director of the NSA), has the mission of not only defending U.S. military networks, but also conducting full-spectrum cyberwar operations. Department of Homeland Security continues to gain responsibilities to lead cybersecurity efforts for the Federal civilian space, as well as public/private partnerships. The evolving Federal cybersecurity strategy requires contractor support, and we expect significant opportunities and growth in both the Civilian and Defense markets. Within the overall market for cybersecurity services, the majority of the effort is anticipated to be focused on integrated network and security operations, including threat identification and vulnerability analysis, cyber threat warning dissemination, incident response, information exploitation, situational awareness, data protection and secure information sharing.

Open Government Directive Creates Opportunity with Data Transparency Mandates. The current administration is committed to creating an unprecedented level of openness in Government. The President's Transparency and Open Government memorandum directs the Chief Technology Officer, in coordination with the Director of the Office of Management and Budget (OMB) and the Administrator of General Services, to take specific actions supporting the increased transparency and collaboration objectives. We believe this mandate will create significant opportunities for IT and professional service providers in open source software; building/customizing geospatial tools; creating spatially aware databases and mapping applications; developing agile applications and reusing code; and supporting better business intelligence to reduce integration costs, lower licensing fees, improve service delivery, and improve data transparency.

Human Capital Issues

The Federal Government has increasingly relied on professional service providers, particularly for IT services, in connection with its transformation initiatives. INPUT tracks Federal employment because it has a direct correlation with technology spending and Government reliance on contractor support. Discretionary spending has increased, but the Government has not spent those funds on the salaries of a growing workforce; instead, it has increased spending on technology. The Federal workforce has been flat over the past decade, while discretionary spending, and subsequently IT spending, has increased considerably. With an Office of Personnel Management (OPM) estimated 4% retirement rate over the next seven years, the administration will be unlikely to achieve its workforce goals; therefore, there is still a significant gap that is unlikely to be filled without contractor support. We believe two of the primary reasons contributing to the Federal Government's increased spending on contractor support include:

Declining Federal Government Workforce. The increasing disparity between total Federal full-time equivalents (FTEs) and contractor workforce represents one of the driving forces underlying the push to reduce the contractor workforce and raise Federal employment. While the contractor workforce has declined since 2005, contractors still outnumber Federal employees 4:1. Based on the Obama administration's workforce objectives, INPUT's workforce projections from FY2009-FY2014 indicate a

slight increase based on the administration's need to hire nearly 600,000 employees in his first term, including Defense Secretary Gates' proposal to move contractor employees into the Federal workforce as part of his acquisition reform policy. INPUT projections are based on 2% annual retirement rate, and at these levels, the 600,000 additions from FY2010-FY2014 would barely address the attrition associated with the Federal workforce retirees.

Increased Reliance on Technology and Professional Service Providers. Federal Government agencies are seeking more innovative solutions and technology services in response to the increasing pressure to operate more effectively and efficiently. The lack of Federal contracting professionals is a Federal Government-wide issue that has increased in visibility and consequence over the past few years. The IT workforce is under tremendous pressure to manage evolving technology and contracts that continue to grow in size, scope, and complexity. Shifts in acquisition trends increase complexity; acquisition challenges around protests and inadequate contract management increase administrative burden; and expanding requirements in best value procurement procedures and performance-based contracting demand more highly skilled acquisition professionals. We believe these acquisition trends and requirements, coupled with the declining Federal workforce, will drive increased reliance on technology and professional service providers during the FY2011-FY2015 timeframe.

Acquisition Reform and Procurement Practices

Federal Government procurement practices and policies are expected to continue to evolve as Federal agencies increasingly rely on professional services providers for IT solutions and services. We expect the following trends to continue to shape the Federal Government's procurement practices and policies:

Contract Consolidation to Leverage Buying Power. The trend within the Federal Government to consolidate contracts and create "one-stop shops" for professional and IT services continues today. Agencies are consolidating multiple contracts into larger, single task order contracts to provide a broad array of technical solutions and services. Agencies hope to simplify contract administration, streamline acquisition timelines, and leverage their buying power across a more expansive, diversified industrial base. The benefits to the Government include: reduced operational costs, improved efficiency, improved services, and reduced administrative costs. This consolidation trend benefits full-service professional services and IT solution providers with a history of successfully transitioning and integrating services.

Continued Growth of GWACs, MACs, and Agency-Specific IDIQs. As part of its shift in procurement practices aimed at increasing flexibility and responsiveness, the Federal Government continues to expand its use of Government Wide Acquisition Contracts (GWACs), agency-specific Indefinite Delivery/Indefinite Quantity (IDIQ) contracts, and other multiple-award contracts (MACs). Professional service providers compete to be pre-selected under these umbrella contracts, which outline the basic terms and conditions for the procuring customers and end users. Upon being pre-selected, the companies compete only among themselves to provide the services under the vehicle. These contracts provide the Federal Government contracting agencies with additional flexibility and responsiveness, as projects can be awarded quickly to these preferred vendors. Agencies can bypass much of the lengthy formal acquisition process involved in request for proposal purchases and the pre-qualification of contractors makes this option easier. The continued growth of these types of multiple-award contracts benefits professional service and IT solution providers that have a broad portfolio of these contracts, allowing Federal Government customers easy access to services and solutions.

Increased Emphasis on Transparency and OCI Avoidance. The current administration has pledged comprehensive and sweeping changes to Government contracting including identification of wasteful, inefficient, or ineffective programs; use and oversight of all contract types, particularly sole-source, and other non-competitive contracts; increased emphasis on contracting transparency; and avoidance of any organizational conflicts of interest (OCIs). Concerns around OCI have steadily increased due to industry consolidation, while the Government Accountability Office has sustained an increasing number of bid protests due to the Federal Government's inadequate management and oversight of OCI issues. The focus on transparency and increased scrutiny on OCI policies will benefit those professional service and IT

providers that have delivered cost-effective and efficient solutions for customers; have avoided any real or perceived OCI issues particularly around the hardware and weapons systems environment; and have carefully mitigated production and support services.

COMPETITIVE STRENGTHS

We believe we are well positioned to meet the rapidly evolving needs of Federal Government agencies for IT and professional services and solutions because we possess the following key business strengths:

In-Depth Understanding of Customers' Missions

Since our founding, we have provided mission-critical services and solutions to our customers, enabling us to develop an in-depth understanding of their missions and technical needs. In addition, approximately 79% of our employees are located at customer sites, giving us valuable strategic insights into customers' ongoing and future program requirements. Our in-depth understanding of our customer missions, in conjunction with the strategic location of our employees, enables us to offer technical solutions tailored to our customers' specific requirements and consistent with their evolving mission objectives.

Cybersecurity Expertise

NCI has a long and recognized history of utilizing cybersecurity to protect mission-critical networks for customers worldwide. Much of our past cybersecurity experience is focused on network operations, enterprise management, and security operations — that is, the initial point of defense. We offer an integrated approach in which cybersecurity is embedded within all our service offerings. We believe our capabilities are aligned with our customers' unique mission requirements, Federal Government policies, and new Federal Government initiatives, and this integrated approach remains one of our key differentiators, along with our skilled, experienced, and cyber-certified employees. Our cybersecurity capabilities and specialized services include: integrated network and security operations; threat identification and vulnerability analysis; cyber threat warning dissemination; incident response; information exploitation; situational awareness; data protection; and secure information sharing. We believe NCI is well-positioned in this important market and that our major area of expertise, security operations, directly addresses the largest single component of the cybersecurity market. Finally, our competitive strengths are further intensified by our portfolio of prime GWAC/IDIQ contract vehicles, which provide unparalleled access to customers, opportunities, and service offerings.

Proven Ability to Win Business

During 2010, we were awarded task orders, single-award contracts, and contract modifications with a total value of approximately $300 million. Year-over-year contract and task order award amounts tend to be volatile, as they represent multi-year awards. As an example, during 2009, we were awarded task orders, single-award contracts, and contract modifications with a total value of approximately $767 million, which included one award for more than $400 million over several years. Moreover, since our public offering during 2005, we have averaged an annual organic revenue growth rate of 16% and have cumulatively booked $2.4 billion in new business. Our success in winning business is based, in part, on our ability to anticipate customers' emerging requirements, which enables us to develop stronger technical proposals. With current budgetary constraints, however, cost is becoming more of a factor in some procurements, and our cost structure allows us to be very cost competitive when necessary.

Diverse Base of Key Prime Contract Vehicles

As a result of our business development focus on securing key contracts, we are a prime contractor on numerous multi-year GWACs, agency-specific IDIQs, and MACs that provide us the opportunity to bid on hundreds of millions of dollars of business against a discrete number of other pre-qualified companies each year. These contracts include: General Services Administration (GSA) Alliant contract with a ceiling of $50 billion over eight years; the U.S. Army Information Technology Enterprise Solutions-2 Services (ITES-2S) contract with a ceiling of $20 billion over nine years; the U.S. Army Rapid Response-Third Generation (R2-3G) with a ceiling of $16.4 billion over five years; the U.S. Air Force Network-Centric Solutions

(NETCENTS) contract with a ceiling of $9 billion over seven years; the Federal Drug Administration Enterprise System Lifecycle Management Support (FDA ELMS) contract with a ceiling of $2 billion over 10 years; the Defense Logistics Agency Design and Engineering Support Program II (DESP II) with a ceiling of $1.9 billion over six years; the U.S. Army Total Engineering and Integration Services (TEIS) contract with a ceiling of $800 million over five years; the Program Executive Office Soldier Equipment contract (PEO Soldier) with a ceiling of $382 million over eight years; and the GSA Schedule 70. While the Federal Government is not obligated to make any awards under these vehicles, we believe that holding prime positions on these contract vehicles provides us an advantage as we seek to expand the level of services we provide to our customers.

Highly Skilled Employees and an Experienced Management Team

We deliver our services through a highly skilled workforce of approximately 2,600 employees as of December 31, 2010, of which more than 85% possess at least one Federal Government security clearance. Our senior managers have on average more than 25 years of experience with Federal Government agencies, the U.S. military, and Federal Government contractors. Members of our management team have experience growing businesses organically, as well as through acquisitions.

Industry-Leading Recognition for Quality Systems and Certifications

We are committed to the continual improvement of our internal quality systems and processes to ensure that we deliver the highest quality products and services to our customers. We have earned industry-leading and globally recognized certifications that demonstrate our mature, documented, repeatable, and successful systems and processes, including:

Capability Maturity Model Integration (CMMI) — Three NCI business units have been appraised at CMMI-Development (DEV) Maturity Level 3 under Software Engineering Institute (SEI) CMMI. CMMI can be used to guide process improvement across a project, division, or entire organization. CMMI appraisals assist customers in selecting reliable and low-risk suppliers of software products and services. CMMI helps set process improvement goals and priorities, provides guidance for quality processes, and offers a point of reference for appraising current processes.

ISO 9001:2008 — NCI initially received ISO 9001:2000 certification during May 2002 based on an audit of our Quality Management System (QMS). Developed by the International Organization for Standardization (ISO), the ISO 9000 series of standards provides a proven framework for processes that enables an organization to consistently deliver products and services that meet customer requirements. NCI's ISO 9001 certification was updated to ISO 9001:2008 in May 2010. ISO 9001:2008 enables us to enhance customer satisfaction through: (1) the effective use of our QMS processes; (2) the assurance of conformity to requirements; and (3) continual improvement of our QMS processes. Our ISO 9001:2008 registration scope currently covers all NCI core IT and professional services provided to customers, including systems design, development and integration, enterprise services, engineering and technical services, and security and information management.

ISO/IEC 20000-1:2005 — NCI received ISO/International Electronics Community (IEC) 20000-1:2005 certification in September 2009 for its IT Service Management System for its headquarters facility in Reston, Virginia. ISO/IEC 20000-1:2005 promotes the adoption of an integrated process approach to effectively deliver managed services to meet the business and customer requirements.

Contractor Purchasing System Review (CPSR) — NCI received corporate-wide approval of its purchasing system from its Administrative Contracting Officer (ACO) in December 2009 based upon a review of our purchasing system by the Defense Contract Management Agency (DCMA). The objective of the review is to evaluate the efficiency and effectiveness with which the contractor spends Government funds and complies with Government policy when subcontracting to ensure adequate protection of the Government's interests. Having an approved purchasing system eliminates, in most cases, the requirement for Government consent for material purchases and subcontracts and provides the opportunity to bid on work where an approved purchasing system is a requirement.

We continue to pursue these certifications to continually improve and mature our processes for our customers. We use metrics to better understand, predict, and optimize our processes to reduce development costs and expedite schedules, all while improving quality for our customers.

STRATEGY

Our objective is to grow our business as a provider of IT and professional services and solutions to Federal Government agencies while improving our profitability. To achieve our objective, we intend to:

Focus on Organic Revenue Growth

We intend to focus on our organic revenue growth rate by capitalizing on our current contract base, expanding services provided to our existing customers, expanding our customer base, and offering new, complementary services. Our goal is to deliver 10% to 15% organic revenue growth per year as we move forward.

Capitalize on Current Contract Base. Our contract base includes 21 prime GWAC/agency-specific IDIQ/MAC contract vehicles with a total combined budgeted ceiling value in excess of $105 billion. While the Government is permitted to spend up to the ceiling amount, there is no guarantee that it will do so, or that any particular pre-qualified contractor, including us, will receive awards under that vehicle. We intend to aggressively pursue task orders under these vehicles to maximize our revenue and strengthen our customer relationships, though there is no assurance that the Federal Government will make awards up to the ceiling amounts or that we will be awarded any task orders under these vehicles.

Expand Services Provided to Existing Customers. We intend to expand the services we provide to our current customers by leveraging our strong relationships, technical capabilities, and past performance record. We believe our understanding of customer missions, processes, and needs — in conjunction with our full lifecycle IT offerings — positions us to capture new work from existing customers as the Federal Government continues to increase the volume of services contracted to professional services providers. Moreover, we believe our strong past performance record positions us to expand the level of services we provide to our customers as the Federal Government places greater emphasis on past performance as a criterion for awarding contracts.

Expand Customer Base. We also plan to expand our customer base into areas with significant growth opportunities by leveraging our industry reputation, long-term customer relationships, and diverse contract base. We anticipate this expansion will enable us both to pursue additional higher value work and further diversify our revenue base across the Federal Government. Our long-term relationships with Federal Government agencies, together with our GWAC and agency-specific IDIQ vehicles, give us opportunities to win contracts with new customers within these agencies.

Offer New Complementary Services. We intend to leverage our strong reputation for providing IT and professional services to offer new complementary services. We expect to focus on high value-added services that are closely aligned with our current offerings. When appropriate, we anticipate selectively identifying and hiring key personnel who possess unique customer, mission, or technical experience to enhance our knowledge of and expertise in the new service offering. We are extending our core capabilities in line with key market drivers and investing in a robust set of business solutions and offerings, including: IT consolidation/modernization, geospatial search and visualization, information operations/warfare, and enterprise information assurance.

Operating Margins

While the overall market is experiencing margin pressure due to increased competition, we believe we still have opportunity over the next three to five years to increase our operating margins and improve profitability by capitalizing on our corporate infrastructure investments and concentrating on high value-added services related to our core capabilities.

Capitalize on Corporate Infrastructure Investments. During the past several years, we have made significant investments in our senior management and corporate infrastructure in anticipation of future revenue growth. These investments included hiring senior executives with significant experience with Federal IT services companies, strengthening our internal control over financial reporting and accounting staff in support of Exchange Act compliance and public company reporting requirements, and expanding our Sensitive Compartmented Information Facilities (SCIFs) and other corporate facilities. During 2010, we also successfully implemented a new Enterprise Resource Planning (ERP) system.

During 2010 and continuing into 2011, we continue to invest in the people and resources that will support our future growth. As we continue to grow and expand our business base over the next three to five years, we will be able to leverage these new investments in our infrastructure base. A major area of investment over the past several years has been opportunities associated with DoD's Base Realignment and Closure (BRAC) activities. Initial BRAC work includes setting up headquarters locations for major defense customers. We provide program management, engineering, logistics, and procurement associated with establishing IT infrastructure at the new locations. Most of the initial BRAC work results in little profit due to a higher level of material content. Thus, our total operating margins have been lower in the short-term.

While there have been many BRAC bidding opportunities, we focused on the opportunities that have potential long-term, follow-on growth opportunities in IT services that are more aligned with our core service offerings. We see the follow-on BRAC work as a platform for long-term growth in 2011 and beyond.

Concentrate on High Value-Added Services and Increasing Our Labor Content. Our goal is to improve our operating margins in the long-term as we focus on higher-end value-added IT, engineering, logistics, and professional services and less on commoditized IT services, which have become very competitive, and IT product — related revenue, which has historically very low margins. Additionally, we are focused on increasing the percentage of revenue we derive from our own employees, which carries higher margins than subcontracted work and results in better indirect cost absorption, which can also increase margins.

Pursue Strategic Acquisitions

While we are primarily focused on organic growth, we will look to supplement that growth through strategic acquisitions. When pursing strategic acquisitions, we will look for businesses that will enable us to capture new customers, new service offerings, new capabilities, new contract vehicles, and/or expand market share. We look to take advantage of these acquisitions by leveraging these new service offerings to historical NCI customers, as well as offering historical NCI capabilities to our newly acquired customers.

IT AND PROFESSIONAL SERVICES AND SOLUTIONS

We provide IT and professional services and solutions by leveraging our eight core service offerings: enterprise systems management; network engineering; cybersecurity and information assurance; software development and systems engineering; program management, acquisition, and lifecycle support; engineering and logistics; health IT/medical transformation; and training and simulation.

Enterprise Systems Management

We design, install, and manage complex, mission-critical enterprise systems for our customers, increasing the reliability, security, and efficiency of their IT operations while meeting stringent mission requirements. As part of our overall network operation and management services, we continually analyze and monitor enterprise system components and create systems that can adapt to rapidly changing needs. We employ a knowledge-centric service delivery assurance methodology designed to keep customer mission-critical systems at peak performance. This methodology utilizes network and traffic simulations to identify potential changes in performance or possible security issues within a particular network, allowing our engineers to protect customers' systems and data. Our network engineers are trained and certified in the leading commercial enterprise tools and combine that knowledge with our techniques, experience, and processes to deliver solutions to our customers. Our enterprise systems management services include the following:

- Infrastructure and Enterprise Systems Management
- Infrastructure Operations and Management
- Outsourcing and Managed Services
- Infrastructure Consolidation and Modernization
- Public/Private Cloud Computing
- Application and Network Management
- Application and Business System Performance Measures
- Network Design, Implementation, and Migration
- Network Monitoring and Performance Evaluation

Network Engineering

We offer a full lifecycle of network engineering services to our customers from the initial requirements analysis and network design through solutions implementation and testing, including designing disaster recovery contingency plans. Our network engineering capabilities include architecture development, design, implementation, configuration, and operation of Local Area Networks (LANs), Metropolitan Area Networks (MANs), and Wide Area Networks (WANs). Our extensive experience providing the following network engineering services for Federal Government customers allows us to rapidly identify potential bottlenecks, security threats, and vulnerabilities, as well as address these potential issues with cost-effective solutions:

- Architecture Development and Design
- Disaster Response Planning and Recovery
- Installation, Test, and Evaluation
- Network Configuration
- Network Security Evaluation
- Protocol and Topology Selection
- Reliability and Contingency Assessment
- Requirements Analysis
- Routing Design
- Vulnerability Assessment

Cybersecurity and Information Assurance

We offer cybersecurity and information assurance (IA) solutions to secure enterprise systems and networks with particular expertise in protecting IT infrastructures for our customers who operate in classified environments. We design, configure, and deploy security architectures based on assessments of our customers' current and future IT needs, mission objectives, and regulatory requirements, in addition to specific threats from unauthorized users. In connection with implementing tailored architectures, we help define and implement IA policies, procedures, and guidelines to ensure effective future IT planning. Our highly skilled and accredited employees research and implement security policies, provide technical support, and develop comprehensive security assessment plans. We also identify potential threats and vulnerabilities, and design and implement corrective action plans that employ advanced technologies, such as encryption, digital signatures,

and firewalls, using both commercial-off-the-shelf (COTS) and custom security and software solutions. Our cybersecurity and information assurance services include the following:

- Intrusion Detection/Prevention System Development
- Certification and Accreditation
- Policy and Procedures Development
- Products Evaluation and Integration
- Cybersecurity Fusion Centers
- Public Key Infrastructure (PKI) Implementation
- Computer Forensics
- Risk and Threat Assessment
- Security Awareness and Training
- Security Test and Evaluation

Software Development and Systems Engineering

We provide a full range of software development, systems engineering and integration services to our customers. Initially, we leverage our business process reengineering skills to analyze the activities, roles, and objectives of a proposed IT system or solution. Based on this analysis, we integrate advanced technologies with our customers' legacy systems to improve their operational efficiency and increase our customers' returns on IT investments. Our software development and systems engineering services include:

- Agile and Open Source Software Development
- Database Design and Management
- Enterprise Portal Implementation
- Integration, Test, and Evaluation
- Legacy System Integration
- Project Planning and Management
- Full Systems Lifecycle Development and Deployment
- Software/Systems Development
- Analytical Computing Solutions
- Data Warehousing/Mining
- Advanced Graph Analytics
- Information Sharing and Collaboration
- High Performance and Grid Computing

Program Management, Acquisition, and Lifecycle Support

NCI provides a full range of program management, acquisition, and lifecycle support services to our customers. As an integral part of our professional services portfolio, we are at the forefront of integrating acquisition, logistics, engineering, and technology disciplines into a comprehensive lifecycle management approach. Our approach strives to continually improve the process of developing, procuring, and sustaining our customers' systems to achieve their overarching goals of transformation, consolidation, and efficiency. We combine deep functional and technical expertise to deliver full lifecycle support capabilities, including:

- Acquisition Management and Logistics
- Program and Portfolio Management
- Test and Evaluation
- Systems Engineering and Technical Support
- Studies and Capabilities Analysis
- Financial Management
- Security Management
- Training
- Risk Management

Engineering and Logistics

We offer a wide array of professional engineering, logistics, and support services. We employ experienced, multi-disciplinary engineering and logistics teams to solve some of our customers' most challenging fielded systems problems. By tailoring our engineering and logistics specialties for our customers, NCI reduces customer costs while increasing fielded-system capabilities and improving mission readiness. We offer rapid-prototyping and simulation-based designs to efficiently mitigate obsolescence issues with improved performance. We seamlessly deliver supply chain management (SCM) support and information integration through statistical demand forecasting, inventory optimization, and comprehensive data-mining capabilities. Our predictive analysis and service-life extension capabilities ensure increased asset readiness and availability with reduced total cost of ownership (TCO). We are actively engaged in extending service life through creative engineering and logistics solutions, playing a vital role in supporting critical aging aircraft (e.g., F-4, C-5, T-38, and F-16) readiness and multiple Air Force Space and Command, Control, Communications, and Intelligence (C3I) platforms through Diminishing Manufacturing Sources and Material Shortages (DMSMS)

and Operational Safety, Suitability, and Effectiveness (OSS&E) capabilities. Our engineering and logistics capabilities include:

- Software Development and Systems Integration
- Prototype Design, Development and Testing
- Material and Component Sourcing
- Modeling and Simulation
- Acquisition Planning and Program Management
- Technology Assessments and Analysis of Alternatives
- Sustainment Engineering and Obsolescence Management
- Diminishing Manufacturing Sources and Material Shortages
- Supply Chain Management and Business Process Outsourcing
- Multi-Service Weapon Systems Reprogramming Capability

Health IT/Medical Transformation

By combining comprehensive IT services with deep medical business acumen, we have become a leader in the health IT and medical logistics transformation field. We blend deep functional subject-matter expertise with diverse technical talent, including public health experts, healthcare administrators, network engineers, medical trainers, IT specialists, bioenvironmental engineers, aerospace physiologists, and physicians. We have provided a broad spectrum of IT services, including network operations, cybersecurity and information assurance, software development, and enterprise systems management to improve the quality and timeliness of healthcare services provided to public health and medical personnel worldwide. These technologies provide a new paradigm for collaboration, training, and education — offering real-time, high-fidelity interactions among patients and practitioners. Our capabilities and infrastructure support all aspects of health IT and medical transformation, including:

- Strategic Planning/Consulting
- Electronic and Personal Health Records
- Access-to-Care Program Support
- Data/System Consolidation, Migration, and Modernization
- Doctrine/Policy Development
- Social Media/Networking Tools/Solutions
- Occupational, Environmental, and Population Health Programs
- Collaboration and Telemedicine Solutions
- Preparedness and Contingency Planning
- Aeromedical Evaluation and Combat Casualty Care
- Medical Education and Training

Training and Simulation

By efficiently combining systems engineering and operational expertise, we solve our customers' most complex challenges and deliver increased productivity while improving organizational agility. We offer a full range of modeling, simulation, training and exercise support capabilities to increase performance and identify the most cost-effective strategies to meet the unique training needs of our customers. Our solutions leverage the in-depth operational expertise of our staff and the engineering, software development and network operations capabilities of the company. We have a highly talented technical team and the program management experience to meet the complex challenges of our customers. Our solutions include solving complex problems for clients through modeling, simulation, and analysis services. We provide a spectrum of services to clients in national defense, intelligence, healthcare and civil agencies to support sophisticated programs like airborne battle management training; virtual battlefield desktop simulation; command and control; and surveillance modeling. NCI's training and simulation services include:

- Modeling and Simulation
- Network Engineering, Operations and Support
- Virtual/Desktop Simulation
- Exercise Support
- Development and Integration of Distributed Simulation Systems
- Information Assurance
- Multi-level Security
- Distance Learning, Training, and Educational Products
- Learning Management Systems

CUSTOMERS

Our customers include a diverse base of Federal Government defense, intelligence, and civilian agencies. For the year ended December 31, 2010, approximately 92% of our revenue was generated from DoD and Intelligence agency customers, and approximately 8% of our revenue was generated from Federal civilian agency customers. We believe our risk from adverse budgetary changes is reduced by the mission-critical nature of the IT work we perform for our customers. We also believe our diverse customer base within the Federal Government mitigates the impact of annual fluctuations in our customers' budgets.

The following is a representative list of our customers for the year ended December 31, 2010. Due to the sensitive nature of our work with the Intelligence Community, we are precluded from providing detailed information regarding specific intelligence agency customers.

Department of Defense

U.S. Forces Korea (USFK)
U.S. Special Operations Command (USSOCOM)
U.S. Strategic Command (USSTRATCOM)
U.S. Transportation Command (USTRANSCOM)
Defense Information Systems Agency (DISA)
Defense Logistics Agency (DLA)
National Guard Bureau (NGB)
U.S. Air Force Hanscom AFB
U.S. Air Force Maxwell AFB
U.S. Air Force Air Combat Command (ACC)
U.S. Air Force Air Education and Training Command (AETC)
U.S. Air Force Materiel Command (AFMC)
U.S. Air Force Research Laboratory (AFRL)
U.S. Air Force Space Command (AFSPC)
U.S. Air Force Surgeon General
U.S. Army Communications-Electronics Life Cycle Management Command (CECOM LCMC)
U.S. Army Corps of Engineers (USACE)
U.S. Army Forces Command (FORSCOM)
U.S. Army Information Systems Engineering Command (USAISEC)
U.S. Army Materiel Command (AMC)
U.S. Army Medical Command (MEDCOM)
U.S. Army National Guard (ARNG)/Air National Guard (ANG)
U.S. Army Network Enterprise Technology Command (NETCOM)
U.S. Army North
U.S. Army Program Executive Office Enterprise Information Systems (PEO EIS)
U.S. Army Program Executive Office for Simulation, Training, and Instrumentation (PEO STRI)
U.S. Army Program Executive Office Soldier (PEO Soldier)
U.S. Army Reserve Command (USARC)
U.S. Army Training and Doctrine Command (TRADOC)
U.S. Army Western Regional Medical Command
U.S. Army William Beaumont Army Medical Center
U.S. Army XVIII Airborne Corps
U.S. Marine Corps
U.S. Naval Postgraduate School
Various National Intelligence Agencies

Federal Civilian

Centers for Disease Control and Prevention (CDC)
Department of Energy (DOE)
Department of Health and Human Services (HHS)
Department of Homeland Security (DHS)
Department of Housing and Urban Development (HUD)
Department of State (DOS)
Department of Transportation
Department of Veterans Affairs (VA)
Federal Aviation Administration (FAA)
Food and Drug Administration (FDA)
General Services Administration (GSA)
Government Accountability Office (GAO)
National Aeronautics and Space Administration (NASA)
National Institutes of Health (NIH)
National Nuclear Security Administration (NNSA)
Office of Personnel Management (OPM)
U.S. Capitol Police
U.S. Senate

CONTRACTS

Our contract terms typically extend from one to 10 years, including option years (which may be exercised at the election of the customer). Many of our services are provided under GWAC or agency-specific IDIQ vehicles. Our contract base includes 21 prime GWAC vehicles that have an aggregate program ceiling value of $105 billion, excluding GSA Schedule 70. The following table lists our most significant contract vehicles:

Vehicle	Owning Agency	Period of Performance	Ceiling Value*	Number of Pre-Qualified Contractors
GSA Alliant	General Services Administration	05/2009 — 08/2017	$50.0 billion	59
ITES-2S	U.S. Army	12/2006 — 04/2015	20.0 billion	16
R2-3G	U.S. Army	07/2010 — 07/2015	16.4 billion	17
NETCENTS	U.S. Air Force	09/2004 — 09/2011	9.0 billion	8
DESP II	U.S. Air Force	06/2005 — 08/2011	1.9 billion	20
HHS FDA ELMS	Health and Human Service	06/2009 — 06/2019	2.0 billion	10
TEIS	U.S. Army	11/2005 — 06/2011	0.8 billion	3
PEO Soldier	U.S. Army	05/2007 — 04/2015	0.4 billion	1
OPM TMA	Office of Personnel Management	04/2007 — 03/2011	0.3 billion	25

* Ceiling value refers to the overall contract ceiling for all contractors, and not NCI's individual ceiling value.

We believe these types of contract vehicles are the preferred method of awarding work by many of our customers because they enable Federal Government agencies to rapidly obtain services through a streamlined process. Under these GWAC vehicles, task orders can only be awarded to a discrete number of pre-qualified companies. Revenue under our prime GWAC, agency-specific IDIQ, MAC, and GSA Schedule 70 task orders accounted for approximately 79% of our total revenue for the year ended December 31, 2010, up from 76% for the year ended December 31, 2009, and 66% for the year ended December 31, 2008. We anticipate that this percentage may continue to increase as we have the opportunity to bid on additional tasks under these contract vehicles, as well as pursue new GWAC, agency-specific IDIQ, and MAC vehicles.

The Federal Government's ability to select multiple winners under multiple-award contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that these multiple-award contracts will result in the actual orders equal to the ceiling value, or result in any actual orders. Our failure to compete effectively in this procurement environment could reduce our revenue. While the Government is permitted to spend up to the ceiling amount, there is no guarantee that it will do so, or that any particular pre-qualified contractor, including us, will receive awards under that vehicle.

CONTRACT BACKLOG

Our estimates of funded, unfunded, and total backlog as of December 31, 2010 and 2009 are as follows:

As of	Funded Backlog	Unfunded Backlog (In millions)	Total Backlog
December 31, 2010	$302	$ 999	$1,301
December 31, 2009	$250	$1,251	$1,501

We expect to realize approximately $400 million in revenue from backlog during 2011. There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early. Our estimates are based on our experience under these and similar contracts. Since October 2010, the Federal Government has been operating under a Continuing Resolution to fund operations. A Continuing Resolution essentially continues funding for most programs at the FY2010 level, and therefore, generally does not allow for new contracts to be awarded. As such, there have been delays in contract and task order awards.

BUSINESS DEVELOPMENT

Our business development process is closely aligned with our overall business strategy to focus on our organic growth while improving our operating margins. We are focused on maximizing the work we perform under our GWAC and agency-specific IDIQ vehicles, expanding our work with existing customers, and expanding our customer base, as well as offering new, complementary services. Working closely as a team, our business development and operations personnel assess market activities with the objective of identifying, qualifying, and generating capture strategies for contract opportunities consistent with our overall business development focus. Business opportunities are carefully qualified and prioritized based on potential value and win probability. A senior-level executive is assigned responsibility for evaluating and capturing each opportunity.

We have centralized and dedicated staff resources for proposal development, pricing, contracts administration, market research, and recruiting to support these business development activities. We manage our business development activity with an industry-leading Customer Relationship Management (CRM) tool. The entire process is defined and quality controlled using our ISO 9001:2008 best practices procedures. All major business development opportunities undergo frequent, disciplined reviews with our senior management. In addition, our Chief Executive Officer and President conduct monthly reviews of all opportunities in our pipeline to validate our business development activities and ensure that resources are allocated to maximize the return on these investments.

GOVERNMENT REGULATION

We are subject to various laws and regulations that may affect our business. Federal Government contracts are subject to a number of Federal laws and regulations, including the Federal Acquisition Regulation (FAR), which limits our ability to compete for or perform certain other contracts due to conflicts of interest, the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based Federal Government contracts, and the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations. We and our subcontractors must also comply with the Foreign Corrupt Practices Act or U.S. export control regulations and laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products and technical data. We may also become subject to other Federal Governmental regulations, including those pertaining to environmental laws and potential climate change legislation that could impose additional restrictions or costs in order to comply with such regulations.

COMPETITION

We believe that the major competitive factors in our market are strong customer relationships, a record of successful contract performance, a reputation for quality, an experienced management team, employees with a wide range of technical expertise and security clearances, and competitive pricing. We often compete against or team with divisions of large defense and IT services contractors, including Lockheed Martin Corporation, Northrop Grumman Corporation, General Dynamics Corporation, Computer Sciences Corporation, Raytheon, Harris, BAE Systems, Booz Allen Hamilton, and Science Applications International Corporation. We also compete against or team with mid-tier Federal contractors, such as CACI International, ManTech International, and SRA International that have specialized capabilities, as well as numerous non-public companies within the sector. More recently, we have seen competition from new organizations that have been divested by major defense contractors due to organizational conflicts of interest (OCI). An example is the sale of TASC, Inc. by Northrop Grumman's Information Technology sector due to OCI issues. Some of our competitors have significantly longer operating histories and more substantial resources. We expect competition in the Federal Government IT and professional services sector to increase in the future.

EMPLOYEES

As of December 31, 2010, we had approximately 2,600 employees, more than 85% of whom held at least one Federal Government security clearance. Our employees are located at more than 95 sites worldwide. More than 79% of our staff is located on-site with our customers, allowing us to build long-term relationships. The majority of our technical staff is professionally certified in one or more of the following areas:

- Microsoft Certified Professional (MCP)
- Microsoft Certified Systems Engineer (MCSE)
- Microsoft Certified Systems Administrator (MCSA)
- Cisco Certified Network Associate (CCNA)
- Cisco Certified Network Professional (CCNP)
- Cisco Certified Design Professional (CCDP)
- Cisco Certified Security Professional (CCSP)
- Sun Certified Systems Administrator
- IT Infrastructure Library (ITIL)
- Project Management Professional (PMP)
- CompTIA Certifications (A+, Network +, Security +)
- ISC2 Certifications (CISSP, SCCP, CAP, ISSEP, ISSAP)
- Certified INFOSEC Professional
- COMSEC Certification
- Global Information Assurance Certification (GIAC) — DoD 8570
- SANS Institute Certifications (GSEC, GCIA, GCIH, GISF)

We believe we have a professional environment that encourages advanced training to acquire industry-recognized certifications, rewards strong job performance with advancement opportunities, and fosters ethical and honest conduct. Only 17 of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe our salary structures, incentive compensation, and benefit packages are competitive within our industry.

CORPORATE INFORMATION

We were incorporated as NCI, Inc. in Delaware during July 2005. During September 2005, we completed a merger and share exchange as a result of which NCI Information Systems, Inc., a Virginia corporation, which was incorporated during 1989, became a wholly-owned subsidiary. We primarily contract with the Federal Government through our wholly-owned subsidiary, NCI Information Systems, Inc.

WEBSITE ACCESS TO SEC REPORTS

Our Internet address is *www.nciinc.com*. Information contained on our website is not part of this report. We make available free of charge on our Internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Alternatively, you may access these reports at the SEC's Internet website: *www.sec.gov*.

ITEM 1A. *RISK FACTORS*

You should carefully consider the risks and uncertainties described below, together with information included elsewhere in this Annual Report on Form 10-K and other documents we file with the SEC, in your evaluation of our business. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. If any of these risks or uncertainties actually occurs, our business, financial condition, or operating results could be materially harmed and the price of our stock could decline. Our business is also subject to general risks and uncertainties that affect many other companies, such as overall U.S. and non-U.S. economic and industry conditions, including a global economic slowdown, geopolitical events, changes in laws or accounting rules, fluctuations in interest and exchange rates, terrorism, international conflicts, major health concerns, natural disasters, or other disruptions of expected economic and business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business operations and liquidity.

Risks Related to Our Business

We depend on contracts with the Federal Government for the majority of our revenue. If our relationships with Federal Government agencies are harmed, our future revenue and operating profits would decline.

For the years ended December 31, 2010 and 2009, we derived almost all our revenue from Federal Government contracts, either as a prime contractor or a subcontractor, including approximately 92% and 88% of our revenue from contracts with the DoD and intelligence agencies during 2010 and 2009, respectively. We believe that Federal Government contracts will continue to be the source of the majority of our revenue for the foreseeable future. For this reason, any issue that compromises our relationship with Federal Government agencies in general, or with the DoD and intelligence agencies in particular, would cause our revenue to decline. Among the key factors in maintaining our relationships with Federal Government agencies are our performance on individual contracts and task orders, the strength of our professional reputation, and the relationships of our key executives with customer personnel. To the extent that our performance does not meet customer expectations, or our reputation or relationships with one or more key customers are impaired, our revenue and operating results could decline materially.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability, or loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts from many other firms, including mid-tier Federal contractors with specialized capabilities and large defense and IT services providers. Competition in our markets may increase as a result of a number of factors, such as the entrance of new or larger competitors, including those formed through alliances or consolidation. These competitors may have greater financial, technical, marketing and public relations resources; larger customer bases; and greater brand or name recognition than we do. These competitors could, among other things:

- divert sales from us by winning very large-scale Government contracts, a risk that is enhanced by the recent trend in Government procurement practices to bundle services into larger contracts;
- force us to charge lower prices; or
- adversely affect our relationships with current customers, including our ability to continue to win competitively awarded engagements where we are the incumbent.

If we lose business to our competitors or are forced to lower our prices, our revenue and our operating profits could decline. In addition, we may face competition from our subcontractors who, from time to time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor to us. If one or more of our current subcontractors are awarded prime contractor status on such contracts in the future, it could divert sales from us or could force us to charge lower prices, which could cause our margins to suffer.

We cannot guarantee that our estimated contract backlog will result in actual revenue.

As of December 31, 2010, our estimated contract backlog totaled approximately $1.3 billion, of which approximately $302 million was funded. We expect to realize approximately $400 million in revenue from backlog during 2011. There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change; the program could be canceled; a contract could be reduced, modified, or terminated early; or an option that we had assumed could not be exercised. Further, while many of our Federal Government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. Consequently, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Our estimates are based on our experience under such contracts and similar contracts. However, there can be no assurances that all, or any, of such estimated contract backlog will be recognized as revenue.

Our revenue and operating profits could be adversely affected by significant changes in the contracting or fiscal policies of the Federal Government.

We depend on continued Federal Government expenditures on defense, intelligence, and other programs that we support. Accordingly, changes in Federal Government contracting policies could directly affect our financial performance. The overall U.S. Defense budget declined from time to time during the late 1980s and the early 1990s. While spending authorizations for Defense- and Intelligence-related programs by the Federal Government have increased in recent years, future levels of expenditures and authorizations for those programs may decrease, remain constant, or shift to programs in areas where we do not currently provide services. Among the factors that could materially adversely affect us are the following:

- budgetary constraints affecting Federal Government spending generally or specific departments or agencies in particular, and changes in fiscal policies or available funding;
- changes in Federal Government programs or requirements, including the increased use of small business providers;
- Federal Government agencies are more frequently awarding contracts on a technically acceptable/lowest cost basis in order to reduce expenditures;
- Federal Governmental shutdowns (such as that which occurred during the Federal Government's 1996 fiscal year) and other potential delays in the Federal Government appropriations process;
- the use of a Continuing Resolution to fund agencies instead of a budget appropriation, which may cause our customers within those agencies to defer or reduce work under our current contracts;
- a failure of Congress to pass adequate supplemental appropriations to pay for an international conflict or related reconstruction efforts;
- a reduction in spending or a shift of expenditures from existing programs;
- the FAR and certain of our Federal Government contracts contain OCI clauses that may limit our ability to compete for or perform certain other contracts. OCIs arise when we engage in activities that may make us unable to render impartial assistance or advice to the Federal Government, impair our objectivity in performing contract work, or provide us with an unfair competitive advantage. An OCI issue that precludes our competition for or performance on a significant program or contract could harm our prospects and negative publicity about an OCI issue could damage our reputation;
- curtailment of the Federal Government's use of professional services providers, realignment of funds with changed Government priorities including "insourcing" of previously contracted support services, and the realignment of funds to other non-defense related programs, which may reduce the amount of funds available to defense-related and other programs in our core service areas;

- adoption of new laws or regulations;
- competition and consolidation in the IT industry;
- general economic conditions; and
- these or other factors could cause Federal Governmental agencies, or prime contractors for which we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts, or elect not to exercise options to renew contracts, any of which could cause our revenue and operating profits to decline.

If we fail to attract and retain skilled employees or employees with the necessary security clearances, we might not be able to perform under our contracts or win new business.

The growth of our business and revenue depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who have advanced IT skills. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. Further, obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold security clearances. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be limited. In a tight labor market, our direct labor costs could increase or we may be required to engage large numbers of subcontractor personnel, which could cause our profit margins to suffer. In addition, some of our contracts contain provisions requiring us to staff an engagement with personnel that the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract and we may lose revenue.

In addition, certain Federal Government contracts require us, and some of our employees, to maintain security clearances. If our employees lose or are unable to obtain security clearances, or if we are unable to hire employees with the appropriate security clearances, the customer may terminate the contract or decide not to renew it upon its expiration. As a result, we may not derive the revenue anticipated from the contract, which if not replaced with revenue from other contracts, could seriously harm our operating results.

If our subcontractors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to perform for our customers. As we secure more work under our GWAC and agency-specific IDIQ vehicles, we expect to require an increasing level of support from subcontractors that provide complementary and supplementary services to our offerings. Depending on labor market conditions, we may not be able to identify, hire, and retain sufficient numbers of qualified employees to perform the task orders we expect to win. In such cases, we will need to rely on subcontracts with unrelated companies. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fail to satisfactorily perform the agreed-upon services on a timely basis, or violate Federal Government contracting policies, laws, or regulations, our ability to perform our obligations as a prime contractor or meet our customers' expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a customer terminating our contract for default. A termination for default could expose us to liability, including liability for the agency's costs of recompetition, damage our reputation, and hurt our ability to compete for future contracts.

We are a subcontractor to other businesses on a portion of our business. If these businesses were to encounter financial difficulty, they may fail to perform their contractual obligation. Consequently, our contractual performance and reputation, as well as our financial position could be affected.

We are a subcontractor to other businesses on some of our contracts or task orders (approximately 12% of our revenue in 2010 was derived from contracts where we were a subcontractor). We are not in a position to control overall contract performance, and our payments are subject to the financial capabilities of the prime,

not the Federal Government. If our prime contractor experiences difficulties, it may not have the financial resources to perform its contractual obligations. This failure to perform could harm our reputation and affect our financial position where we have financial exposure. Specifically, we could see an increase in bad debt expense and reserves, which could negatively affect cash flows and earnings.

Failure to maintain strong relationships with other contractors could result in a decline in our revenue.

As discussed above, in our role as a subcontractor, we often lack control over fulfillment of a contract, and poor performance on the contract could impact our customer relationship, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Moreover, our revenue and operating results could differ materially and adversely from those anticipated if any prime contractor or teammate chose to offer, directly to the client, services of the type that we provide or if they team with other companies to provide those services.

If we experience systems or service failure, our reputation could be harmed and our customers could assert claims against us for damages or refunds.

We create, implement, and maintain IT solutions that are often critical to our customers' operations. We have experienced, and may in the future experience, some systems and service failures, schedule or delivery delays, and other problems in connection with our work. If we experience these problems, we may:

- lose revenue due to adverse customer reaction;
- be required to provide additional services to a customer at no charge;
- receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; and
- suffer claims for substantial damages.

In addition to any costs resulting from product or service warranties, contract performance, or required corrective action, these failures may result in increased costs or loss of revenue if customers postpone subsequently scheduled work, or cancel or fail to renew contracts.

While many of our contracts limit our liability for consequential damages that may arise from negligence in rendering services to our customers, we cannot assure you that these contractual provisions will be legally sufficient to protect us if we are sued.

In addition, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. As we continue to grow and expand our business into new areas, our insurance coverage may not be adequate. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management, and may harm our reputation.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our products and services to our customers, which could damage our reputation and adversely affect our revenues and profitability.

We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages, or terrorist attacks. Any such failures could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims, and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Security breaches in sensitive Federal Government systems could result in the loss of customers and negative publicity.

Many of the systems we develop, install, and maintain involve managing and protecting information involved in intelligence, national security, and other sensitive or classified Federal Government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation, and prevent us from being eligible for further work on sensitive or classified systems for Federal Government customers. We could incur losses from such a security breach that could exceed the policy limits under our errors and omissions and product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install, and maintain could materially reduce our revenue.

Our business could be negatively impacted by security threats and other disruptions.

As experienced by numerous organizations across the globe, companies in the IT industry are challenged with responding to and mitigating advanced persistent threats (APTs) to their customers' systems and networking infrastructures. Though unpatched and "zero-day" exploits are common issues, the most effective APTs begin with sophisticated socially-engineered communications (so called "phishing" emails) to trick users into visiting websites that can inject malicious software (malware) onto the users' local computing devices. Once injected, these malicious software programs work to embed themselves further into the compromised environment, gather information, and then slowly and stealthily exfiltrate it to parties outside of the compromised environment (potentially for long periods of time). We combat APTs by leveraging our SecureNet Continuous Monitoring methodology in accordance with industry best practices and in alignment with our corporate Computer, Network, and Internet Security Management policy. Failures to comply with our network security policies may result in contract terminations, adverse legal actions (including potentially the payment of damages to affected parties), additional investments in security management and network/system monitoring tools, and damage to our reputation among our customers and the market at large (leading to potential loss of competitive momentum). In aggregate, failure to focus on APTs may result in a material increase in our costs, reduction in our revenues, and lessened competitive positioning (or some combination thereof).

Our employees or subcontractors may engage in misconduct or other improper activities, which could cause us to lose contracts.

We are exposed to the risk that employee or subcontractor fraud or other misconduct could occur. Misconduct by employees or subcontractors could include intentionally failing to comply with Federal Government procurement regulations, engaging in unauthorized activities, or falsifying time records. Employee or subcontractor misconduct could also involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation and could result in a loss of contracts and a reduction in revenue. It is not always possible to deter employee or subcontractor misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenue.

Our estimates, forward-looking statements, and projections may prove to be inaccurate.

Revenue from some of our fixed-price contracts is recognized using the percentage-of-completion method with progress toward completion of a particular contract based on actual costs incurred relative to total estimated costs to be incurred over the life of the contract. Estimating costs at completion and award fees on our long-term contracts is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimate is recognized as events become known.

In the event updated estimates indicate that we will experience a loss on a percentage-of-completion contract, we recognize the estimated loss at the time it is determined. Additional information may subsequently indicate that the loss is more or less than initially recognized, which requires further adjustments in our financial statements. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that could have a material adverse effect on our future results of operations. We recognized approximately 5%, 6%, and 6% of our revenue using the percentage-of-completion method for the years ended December 31, 2010, 2009, and 2008, respectively.

If we fail to manage acquisitions, divestitures, and other transactions, our financial results, business, and future prospects could be harmed.

One of our strategies is to pursue growth through acquisitions. We may not be able to identify suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition or finance the acquisition on terms that are satisfactory to us. Negotiations with potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management's attention from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. We may encounter increased competition for acquisitions, which may increase the price of our acquisitions.

If we are unable to successfully integrate companies we may acquire in the future, our revenue and operating results could suffer. Integrating such businesses into our operations may result in unforeseen operating difficulties (including incompatible accounting and information management systems), may absorb significant management attention, and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our business. These difficulties of integration may require us to coordinate geographically dispersed organizations, integrate personnel with disparate business backgrounds, and reconcile different corporate cultures. In certain acquisitions, the FAR may require us to enter into Government novation agreements, a potentially time-consuming process. In addition, we may not be successful in achieving the anticipated synergies from these acquisitions, including our strategy of offering our services to customers of acquired companies to increase our revenue. We may experience increased attrition, including, but not limited to, key employees of the acquired companies during and following the integration of acquired companies that could reduce our future revenue. In addition, we may need to record write-downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings. Acquired companies may have liabilities or adverse operating issues that we fail to discover through due diligence before the acquisition. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the Federal Government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could cause us to incur additional expenses and cause a reduction in our operating profits.

Our acquisitions could cause unforeseen OCIs, which could preclude us from bidding on related projects, thereby making the acquisition not as profitable as originally forecast. Additionally, the Small Business Administration requires small businesses to re-certify their size standard within 30 days of any sale or merger. It is likely that any small business we acquire will have some component of small business contracts. These new regulations may affect our ability to retain some or all the contracts after the acquisition, which, in turn, may affect the value of the acquisition.

Current credit market conditions could affect our access to working capital and our ability to make substantial acquisitions.

A substantial acquisition or acquisitions could cause us to expand or renegotiate our current credit facility. We cannot be certain that additional funds will be available if needed and, if available, that such funds will be available on acceptable terms. Any such funding could require us to incur a significantly higher interest

expense. If we cannot raise additional funds on acceptable terms, we may not be able to make future acquisitions.

The loss of any member of our senior management could impair our relationships with Federal Government customers and disrupt the management of our business.

We believe that the success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with Federal Government personnel contribute to our ability maintain strong customer relationships and identify new business opportunities. We do not have any employment agreements providing for a specific term of employment with any member of our senior management. The loss of any member of our senior management could impair our ability to identify and secure new contracts, maintain good customer relations, and otherwise manage our business.

Our business commitments require our employees to travel to potentially dangerous places, which may result in injury to our employees.

Our business involves providing services that require some of our employees to operate in countries that may be experiencing political unrest, war, or terrorism, including Afghanistan and Iraq. Certain senior-level employees or executives may, on occasion, be part of the teams deployed to provide services in these countries. As a result, it is possible that certain of our employees or executives will suffer injury or bodily harm in the course of these deployments. It is also possible that we will encounter unexpected costs in connection with additional risks inherent in sending our employees to dangerous locations, such as increased insurance costs and the repatriation of our employees or executives for reasons beyond our control. We maintain insurance policies that mitigate risk and potential liabilities related to our operations. Our insurance coverage may not be adequate to cover those claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. These problems could cause our actual results to differ materially and adversely from those anticipated.

If we are unable to manage our growth, our business could be adversely affected.

Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational, and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial, and management information systems, as well as to expand, motivate, and manage our workforce. If we are unable to manage our growth while maintaining our quality of service and profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition, or operating results could be adversely affected.

We may be harmed by intellectual property infringement claims and our failure to protect our intellectual property could enable competitors to market products and services with similar features.

We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and solutions to our customers infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the software and other forms of intellectual property that we use to provide our services and solutions to our customers, but we also license technology from other vendors. If our employees, vendors, or other third parties assert claims that we or our customers are infringing on their intellectual property rights, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims are ultimately successful, we could be required to: cease selling or using products or services that incorporate the challenged software or technology; obtain a license or additional licenses from our employees, vendors, or other third parties; or redesign our products and services that rely on the challenged software or technology. In addition, if we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings.

We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtain and use our technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others, including our employees, may circumvent the trade secrets and other intellectual property that we own. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, and determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources with no assurance of success.

The Company has substantial investments in recorded goodwill as a result of prior acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that could reduce the Company's operating income.

As of December 31, 2010, goodwill accounted for approximately $107 million, or approximately 40%, of the Company's recorded total assets. Under U.S. generally accepted accounting principles (GAAP), the Company reviews its goodwill for impairment at least annually, or when events or changes in circumstances indicate the carrying value may not be recoverable. If goodwill becomes impaired, the Company would record a charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined, which may significantly reduce or eliminate our profits.

Risks Related to Our Industry

Our Federal Government contracts may be terminated by the Federal Government at any time, and if we do not replace them, our revenue and operating profits may be adversely affected.

We derive most of our revenue from Federal Government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of a contract's potential duration. Federal Government agencies have the right not to exercise these option periods. In addition, our contracts also contain provisions permitting a Federal Government customer to terminate the contract on short notice and for its convenience, as well as for our default. A decision by a Federal Government agency not to exercise option periods or to terminate contracts could result in a reduction of our profitability on these contracts and significant revenue shortfalls.

If the Federal Government terminates a contract for convenience, we may recover only our incurred or committed allowable costs, settlement expenses, and profit on work completed before the termination. We cannot recover anticipated profit on terminated work. If the Federal Government terminates a contract for default, we may not recover even incurred amounts, and instead may be liable for excess costs incurred by the Federal Government in procuring undelivered items and services from another source.

Federal Government contracts contain other provisions that may be unfavorable to us.

Federal Government contracts contain provisions and are subject to laws and regulations that give the Federal Government rights and remedies not typically found in commercial contracts. These provisions allow the Federal Government to terminate a contract for convenience or decline to exercise an option to renew. They also permit the Federal Government to do the following:

- reduce or modify contracts or subcontracts;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- limit our ability to compete for or perform certain other contracts as a result of OCI clauses;
- claim rights in products and systems produced by us; and
- suspend or debar us from doing business with the Federal Government.

If the Federal Government exercises its rights under any of these provisions, our revenue and operating profits could decline.

Many of our Federal Government customers spend their procurement budgets through MACs under which we are required to compete for post-award orders or for which we may not be eligible to compete and could limit our ability to win new contracts and grow revenue.

Budgetary pressures and reforms in the procurement process have caused many Federal Government customers to increasingly purchase goods and services through agency-specific IDIQ contracts, the GSA Schedule 70 task orders, and other multiple-award and/or GWAC vehicles. These contract vehicles have resulted in increased competition and pricing pressure, requiring us to make sustained post-award efforts to realize revenue under the relevant contract vehicle. The Federal Government's ability to select multiple winners under multiple-award schedule contracts, GWACs, blanket purchase agreements, and other agency-specific IDIQ contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that these multiple-award contracts will result in the actual orders equal to the ceiling value, or result in any actual orders. We are only eligible to compete for work (task orders and delivery orders) as a prime contractor pursuant to GWACs already awarded to us. Our failure to compete effectively in this procurement environment could reduce our revenue. If the Federal Government elects to use a contract vehicle that we do not hold a position on, we will not be able to compete as a prime contractor.

Our business could be adversely affected by delays caused by our competitors protesting major contract awards received by us, resulting in the delay of the initiation of work.

There is an increasing trend in the number and duration of protests of the major contract awards we have received in the last year. The resulting delay in the startup and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated. Specifically, the expense and delay that we may face if our competitors protest or challenge contract awards made to us pursuant to competitive procedures, and the risk that any such protest or challenge could result in the resubmission of offers, or in termination, reduction, or modification of the awarded contract, could result in increased cost and reduced profitability.

In addition, most Federal Government contract awards are subject to protest by competitors. If specified legal requirements are satisfied, these protests require the Federal Government agency to suspend the contractor's performance of the newly awarded contract pending the outcome of the protest. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction, or modification of the awarded contract.

Each of our contract types involves the risk that we could underestimate our costs and incur losses.

We enter into three types of Federal Government contracts for our services: time-and-materials, cost-plus, and fixed-price. For the year ended December 31, 2010, we derived approximately 55%, 14%, and 31% of our revenue from time-and-materials, cost-plus, and fixed-price contracts, respectively. If we acquire other businesses, our contract mix could change significantly, depending on the size and contract mix of the acquired businesses.

Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of performance, which may result in a reduced profit or a loss on the contract for us. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume minimal financial risk on time-and-materials contracts because we only assume the risk of performing those contracts at negotiated hourly rates. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. To the extent that actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to time-and-materials and cost-plus contracts, fixed-price contracts generally offer higher margin opportunities but involve greater financial risk because we bear the impact of cost overruns. Because

we assume the most risk for cost overruns and contingent losses on fixed-price contracts, an increase in the percentage of fixed-price contracts in our contract mix would increase our risk of suffering losses.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

We must comply with and are affected by laws and regulations relating to the formation, administration, and performance of Federal Government contracts, which affect how we do business with our customers and may impose added costs on us. Among the most significant laws and regulations are:

- the FAR and agency regulations supplemental to the FAR, which comprehensively regulate the formation, administration, and performance of Federal Government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the FAR and certain of our Federal Government contracts contain OCI clauses that may limit our ability to compete for or perform certain other contracts;
- compliance with the Foreign Corrupt Practices Act or U.S. export control regulations by us or our subcontractors;
- the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based Federal Government contracts; and
- laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products and technical data.

Moreover, we are subject to security regulations of the DoD and other Federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control, or influence, our Federal Government customers could terminate or decide not to renew our contracts, and our ability to obtain new contracts could be impaired.

The Federal Government may revise its procurement or other practices in a manner adverse to us.

The Federal Government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to GSA contracts, GWACs or other multi-award contracts, or adopt new standards for contract awards intended to achieve certain social or other policy objectives. In addition, the Federal Government may face restrictions from new legislation or regulations, as well as pressure from Federal Government employees and their unions, on the nature and amount of services the Federal Government may obtain from private contractors. These changes could impair our ability to obtain new contracts or contracts under which we currently perform when those contracts are up for recompetition bids. Any new contracting methods could be costly or administratively difficult for us to implement, and as a result, could harm our operating results. A realignment of funds with changed Federal Government priorities, including "insourcing" of previously contracted support services, and the realignment of funds to other non-Defense-related programs may reduce the amount of funds available to defense-related and other programs in our core service areas.

A preference for set-aside programs such as minority-owned, small, small-disadvantaged businesses, or other such programs, could affect our ability to be a prime contractor on certain governmental procurements.

As a result of the SBA set-aside program, the Federal Government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small, small-disadvantaged businesses, or other such programs. As a result, we would not be eligible to perform as a prime contractor on those programs and would be restricted to a maximum of 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program may affect our ability to bid on new procurements as a prime contractor or restrict our ability to recompete on incumbent work that is placed in the set-aside program.

We derive significant revenue from contracts awarded through a competitive procurement process, which may require significant upfront bid and proposal costs that could negatively affect our operating results.

We derive significant revenue from Federal Government contracts that are awarded through a competitive procurement process. We expect that most of the Federal Government business we seek in the foreseeable future will be awarded through competitive processes. Competitive procurements impose substantial costs and present a number of risks, including the substantial cost, managerial time, and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us and could reduce our profitability.

Unfavorable Federal Government audit results could subject us to a variety of penalties and sanctions and could harm our reputation and relationships with our customers and impair our ability to win new contracts.

The Federal Government, including the Defense Contract Audit Agency (DCAA), audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations and standards. The DCAA reviews a contractor's internal control system and policies, including the contractor's purchasing, property, estimating, compensation, and management information systems, and the contractor's compliance with such policies. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed may be required to be refunded. Adverse findings in a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenue and profit.

If a Federal Government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with Federal Government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not true. If our reputation or relationship with Federal Government agencies were impaired, or if the Federal Government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating profit could decline.

Other Risks Related to Our Stock

Our stock price is subject to volatility and could decline.

The stock market in general has been highly volatile. As a result, the market price of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section.

In the past, securities class action litigation has, at times, been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management's attention and resources.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenue and operating results to vary from quarter to quarter. As a result, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include those listed in this "Risk Factors" section and others such as:

- fluctuations in revenue recognized on contracts;
- variability in demand for our services and solutions;
- commencement, completion, or termination of contracts during any particular quarter;
- timing of award or performance incentive-fee notices;

- timing of significant bid and proposal costs;
- timing of acquisition activities and the expensing of acquisition-related costs;
- variable purchasing patterns under the GSA Schedule 70 task orders, GWACs, blanket purchase agreements, and other agency-specific IDIQ contracts;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, and joint ventures;
- strategic investments or changes in business strategy;
- changes in the extent to which we use subcontractors;
- volume of product orders placed under our NETCENTS contract or other material-related purchases under our contracts;
- seasonal fluctuations in our staff utilization rates; and
- Federal Government shutdowns or temporary facility closings.

Reductions in revenue in a particular quarter could lead to lower profitability during that quarter because a relatively large amount of our expenses is fixed in the short-term. We may incur significant operating expenses during the startup and early stages of large contracts and may not be able to recognize corresponding revenue during that same quarter. We also may incur additional expenses when contracts expire, are terminated, or are not renewed.

In addition, payments due to us from Federal Government agencies may be delayed due to billing cycles or as a result of failures of Government budgets to gain Congressional and administration approval in a timely manner. The Federal Government's fiscal year ends September 30. If a Federal budget for the next Federal fiscal year has not been approved by that date in each year, our customers may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue during the fourth quarter of that calendar year or the first quarter of the subsequent year. The Federal Government's fiscal year-end can also trigger increased purchase requests from customers for equipment and materials. Any increased purchase requests we receive as a result of the Federal Government's fiscal year-end would serve to increase our third- or fourth-quarter revenue but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

Mr. Narang, our founder, Chairman and CEO, controls the Company, and his interests may not be aligned with yours.

As of December 31, 2010, Mr. Narang, our founder, Chairman and CEO, through his beneficial ownership of 5,200,000 shares of our Class B common stock and 378,946 shares of our Class A common stock, owned or controlled 87% of the combined voting power and 41% of the outstanding shares of the common stock. Accordingly, Mr. Narang controls the vote on all matters submitted to a vote of our stockholders. As long as Mr. Narang beneficially owns the majority of the voting power of our common stock, he will have the ability — without the consent of our public stockholders — to elect all members of our board of directors and to control our management and affairs. Mr. Narang's voting control may have the effect of preventing or discouraging transactions involving a change in control, including proxy contests, tender offers, mergers, or other purchases of the capital stock of the Company, regardless of whether a premium is offered over then-current market prices.

A substantial number of shares of our common stock are eligible for sale by Mr. Narang, which could cause our common stock price to decline significantly.

As of December 31, 2010, Mr. Narang beneficially owned 5,200,000 outstanding shares of Class B common stock and 378,946 shares of Class A common stock. Mr. Narang may, at his discretion, sell these shares in the public market, subject to applicable volume restriction and manner of sale requirements imposed on affiliates under Rule 144 of the Securities Act. The market price of our common stock could drop significantly if Mr. Narang sells his interests in the Company or is perceived by the market as intending to sell them.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We lease office facilities used in our business. Our executive offices and principal operations are located at 11730 Plaza America Drive, Reston, Virginia, where we occupy space under a lease that expires during 2013. We also lease space located in Alabama, Arizona, California, Colorado, Georgia, Illinois, Maryland, Ohio, Tennessee, Texas, and Virginia. We have multiple high-level Sensitive Compartmented Information Facilities (SCIFs). The majority of our employees are located in facilities provided by the Federal Government. We do not currently own any real estate used in the performance of ongoing contracts and maintain flexibility in facility occupancy through termination and subleasing options concurrent with contract terms in many of our leases. We believe our facilities meet our current needs and that additional facilities will be available as we expand in the future.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are involved in legal proceedings arising in the ordinary course of business. At this time, the probability is remote that the outcome of any litigation pending will have a material adverse effect on our financial condition and results of operations.

ITEM 4. *REMOVED AND RESERVED*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Since October 24, 2005, our Class A common stock has been listed on The NASDAQ Global Select Market under the symbol "NCIT." The following table sets forth, for the periods indicated, the high and low prices of our shares of common stock, as reported on the NASDAQ Global Select Market.

	2010		2009	
Quarters	High	Low	High	Low
First	$32.57	$25.34	$33.08	$22.33
Second	29.94	20.22	34.23	23.55
Third	25.24	18.15	32.99	27.20
Fourth	24.26	18.15	29.82	24.20

There is no established public market for our Class B common stock.

As of February 17, 2011, there were 46 holders of record of our Class A common stock and one holder of record of our Class B common stock. The number of holders of record of our Class A common stock is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers, or nominees. As of February 17, 2011, the closing price of our Class A common stock was $21.93.

Share Repurchases

Our Board of Directors has authorized the repurchase of up to $25 million of our Class A common stock. The timing, price, quantity, and manner of the purchases can be determined at the discretion of our Chief Executive Officer. As of February 21, 2011, we have not repurchased any shares in accordance with this authorization.

Dividend Policy

We currently intend to retain all future earnings, if any, for use in the operation, development, and expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on then-existing conditions, business prospects, and any other factors our Board of Directors deems relevant. Our existing credit facility prohibits us from paying a dividend if, after it is paid, we will be in default under our credit agreement. In addition, the terms of any future credit agreement may prevent us from paying any dividends or making any distributions or payments with respect to our capital stock.

All our assets consist of the stock of our subsidiary. We will need to rely upon dividends and other payments from our subsidiary to generate the funds necessary to make dividend payments, if any, on our Class A common stock. However, our subsidiary is legally distinct from us and has no obligation to pay amounts to us. The ability of our subsidiary to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiary's indebtedness, and applicable state laws.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Performance Graph

The following graph compares the cumulative total stockholder return on our common stock from December 31, 2005 through December 31, 2010, with the cumulative total return on (i) the NASDAQ Composite — Total Returns, (ii) the Russell 2000 stock index, and (iii) a peer group composed of NCI and the following other Federal Government service providers with whom we compete: CACI International Inc., Dynamics Research Corporation, ICF International, Inc., ManTech International Corporation, and SRA International, Inc. During 2010, CGI Group Inc. purchased Stanley, Inc. Because Stanley, Inc. is no longer a stand-alone company, we removed Stanley, Inc. from our peer group. The comparison also assumes that all dividends are reinvested and all returns are market-cap weighted. The historical information set forth below is not necessarily indicative of future performance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURNS

AMONG NCI, INC., THE NASDAQ COMPOSITE — TOTAL RETURNS, THE RUSSELL 2000 INDEX, AND FEDERAL GOVERNMENT SERVICES PEER GROUP


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2010
250.00
200.00
150.00
100.00
50.00
0.00
2005
2006
2007
2008
2009
2010
NCI, Inc.
NASDAQ Composite Total Returns
Russell 2000 Index
Peer Group

	December 31, 2010
NCI, Inc.	$167.48
NASDAQ Composite — Total Returns	125.93
Russell 2000 Index	124.45
Federal Government services peer group	97.19

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables set forth the selected consolidated financial data for each of the years during the five-year period ended December 31, 2010. We derived the selected consolidated financial data from our audited consolidated financial statements. Prospective investors should read this selected financial data in conjunction with "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this report.

	Year Ended December 31,				
	2010	2009	2008	2007(a)	2006
	(In thousands except per share data)				
Statements of Operations Data:					
Revenue	$581,341	$468,910	$390,596	$304,420	$218,340
Operating costs and expenses:					
Cost of revenue	512,779	407,322	336,473	263,679	188,878
General and administrative expenses	23,730	22,047	20,079	15,396	12,852
Depreciation and amortization	5,054	4,228	3,660	3,012	2,586
Gain on extinguishment of contingent consideration liability	—	(2,285)	—	—	—
Total operating costs and expenses	541,563	431,312	360,212	282,087	204,316
Operating income	39,778	37,598	30,384	22,333	14,024
Interest expense, net	598	657	2,026	1,342	(728)
Income before income taxes	39,180	36,941	28,358	20,991	14,752
Provision for income taxes	15,309	14,784	11,318	8,420	5,493
Net income	$ 23,871	$ 22,157	$ 17,040	$ 12,571	$ 9,259
Earnings per share:					
Basic	$ 1.75	$ 1.65	$ 1.28	$ 0.94	$ 0.69
Diluted	$ 1.72	$ 1.61	$ 1.25	$ 0.93	$ 0.69
Weighted average shares:					
Basic	13,621	13,452	13,362	13,335	13,328
Diluted	13,878	13,775	13,633	13,539	13,483

	As of December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Condensed Balance Sheet Data:					
Cash and cash equivalents	$ 2,791	$ 1,193	$ 1,267	$ 109	$ 13,930
Net working capital	55,684	48,073	41,146	38,563	46,320
Total assets	269,478	241,651	200,333	178,746	106,799
Total debt, including current portion	20,023	42,094	40,220	43,318	381
Total stockholders' equity	153,047	124,227	98,859	80,241	66,586

Notes to Five-Year Summary

(a) Effective June 27, 2007, the Company acquired Karta Technologies, Inc. (Karta). Karta added $29 million in revenue to our 2007 financial results.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to our actual results differing materially from those anticipated include, but are not limited to, those discussed in Item 1A. Risk Factors and elsewhere in this Form 10-K.

OVERVIEW

We are a provider of information technology (IT), engineering, logistics, and professional engineering services and solutions to Federal Government agencies. Our technology and industry expertise enables us to provide a full spectrum of services and solutions that assist our customers in achieving their program goals. We deliver a wide range of complex services and solutions by leveraging our skills across eight core competencies.

- Enterprise systems management
- Network engineering
- Cybersecurity and information assurance
- Software development and systems engineering
- Program management, acquisition, and lifecycle support
- Engineering and logistics
- Health IT/medical transformation
- Training and simulation

We generate the majority of our revenue from Federal Government contracts. We report operating results and financial data as one operating segment. Revenue from our contracts and task orders is generally linked to trends in Federal Government spending by Defense, Intelligence, and Federal Civilian agencies. The following table shows our revenue from the customer groups listed as a percentage of total revenue for the period shown.

	Year Ended December 31,		
	2010	2009	2008
Defense and Intelligence agencies	92.0%	87.8%	81.0%
Federal Civilian agencies	8.0	11.9	16.3
Commercial, state, and local entities	—	0.3	2.7
Total revenue	100.0%	100.0%	100.0%

We believe that our contract base is well diversified. As of December 31, 2010, our total contract backlog was approximately $1.3 billion, of which approximately $302 million was funded. We define backlog as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period and from the option periods of those contracts that we believe have a more likely than not probability of being exercised. Our backlog does not include any estimate of future potential delivery orders that might be awarded under our GWAC, agency-specific IDIQ, or other multiple-award contract vehicles. We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing agency, less the amount of revenue we have previously recognized. Our funded backlog does not represent the full potential value of our contracts, as Congress often appropriates funds for a particular program or agency on a quarterly

or yearly basis, even though the contract may provide for the provision of services over a number of years. We define unfunded backlog as the total backlog less the funded backlog. Unfunded backlog includes values for contract options that have been priced but not yet funded.

Revenue

The majority of our revenue is derived from services and solutions provided to the Federal Government, primarily by our employees and, to a lesser extent, our subcontractors. We derived approximately 88%, 84%, and 83% of our revenue as a prime contractor for the years ended 2010, 2009, and 2008, respectively.

Contract Types

Our services and solutions are provided under three basic types of contracts: time-and-materials; cost-plus; and fixed-price. Our contract mix varies from year to year due to numerous factors including our business strategies and Federal Government procurement objectives.

The following table shows our revenue from each of these types of contracts as a percentage of our total revenue for the periods shown.

	Year Ended December 31,		
	2010	2009	2008
Time-and-materials	55.1%	50.7%	45.4%
Cost-plus	13.5	14.7	21.9
Fixed-price	31.4	34.6	32.7
Total revenue	100.0%	100.0%	100.0%

The amount of risk and potential reward varies under each type of contract. Under time-and-materials contracts, where we are paid a fixed hourly rate by labor category, to the extent that our actual labor costs vary significantly from the negotiated hourly rates, we may generate more or less than the targeted amount of profit. We are typically reimbursed for other contract direct costs and expenses at our cost, and typically receive no fee on those costs. Under cost-plus contracts, there is limited financial risk, because we are reimbursed all our allowable costs, and therefore, the profit margins tend to be lower on cost-plus contracts. Under fixed-price contracts, we perform specific tasks or provide specified goods for a predetermined price. Compared to time-and-materials and cost-plus contracts, fixed-price contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of potential cost overruns in return for the full benefit of any cost savings. The majority of our fixed-price service contracts are fixed-price level-of-effort work, which has a lower risk than fixed-price completion contracts, such as software development. Some of our GWACs include provisions for both services, as well as product (hardware and software) purchases. Fixed-price product sales, such as under our BRAC and NETCENTS task orders, tend to carry lower margins, but with lower risk as well, because our prices from our vendors are fixed.

Operating Expenses

Cost of Revenue

Cost of revenue primarily includes direct costs incurred to provide our services and solutions to customers. The most significant portion of these costs is salaries and wages, plus associated fringe benefits, including stock compensation, of our employees directly serving customers, in addition to the related management, facilities, and infrastructure costs. Cost of revenue also includes the costs of subcontractors and outside consultants, third-party materials, such as hardware or software that we purchase and provide to the customer as part of an integrated solution, and any other related direct costs, such as travel expenses. Because we earn higher profits on our own labor services, we expect the ratio of cost of revenue as a percentage of revenue to decline when our labor services mix increases relative to subcontracted labor or third-party material. Conversely, as subcontracted labor or third-party material purchases for customers increase relative to our own labor services, we expect the ratio of cost of revenue as a percentage of revenue to increase. Changes

in the mix of services and equipment provided under our contracts can result in variability in our contract margins. In addition, as we continue to bid and win larger contracts, our own labor services component could decrease. This is because the larger contracts typically are broader in scope and require more diverse capabilities, resulting in more subcontracted labor and the potential for more third-party hardware and software purchases. While these factors could lead to a higher ratio of cost of revenue as a percentage of revenue, the economics of these larger jobs are nonetheless generally favorable because they increase revenue, broaden our customer base, and have a favorable return on invested capital.

General and Administrative Expenses

General and administrative expenses include costs related to corporate business development, bid and proposal, contracts administration, finance and accounting, legal, corporate governance, and executive and senior management. The primary items of general and administrative expenses are the salaries and wages, plus associated fringe benefits, including stock compensation, of our employees performing these functions, as well as the related facilities related costs.

Depreciation and Amortization

Depreciation includes the depreciation of computers, furniture and other equipment, the amortization of third-party software we use internally, and leasehold improvements. Amortization of acquired intangible assets includes the amortization of identifiable, acquired intangible assets over their estimated useful lives. Non-compete agreements are generally amortized straight line over the term of the agreement, while contracts and related customer relationships are amortized proportionately against the acquired backlog.

Interest Expense, net

Interest income is primarily related to earnings on short-term, highly liquid investments of our excess cash. Interest expense is primarily related to interest expense incurred or accrued under our outstanding borrowings and amortization of deferred financing fees.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations for the years ended December 31:

	2010	2009	2010	2009
	(In thousands)		(As a Percentage of Revenue)	
Revenue	$581,341	$468,910	100.0%	100.0%
Operating expenses:				
Cost of revenue	512,779	407,322	88.2	86.9
General and administrative expenses	23,730	22,047	4.1	4.7
Depreciation and amortization	5,054	4,228	0.9	0.9
Gain on extinguishment of contingent consideration liability	—	(2,285)	—	(0.5)
Total operating expenses	541,563	431,312	93.2	92.0
Operating income	39,778	37,598	6.8	8.0
Interest expense, net	598	657	0.1	0.1
Income before taxes	39,180	36,941	6.7	7.9
Provision for income taxes	15,309	14,784	2.6	3.2
Net income	$ 23,871	$ 22,157	4.1%	4.7%

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

Revenue

Revenue for the year ended December 31, 2010 was $581.3 million, compared to $468.9 million for the year ended December 31, 2009, representing an increase of $112.4 million, or 24.0%. Our organic revenue growth rate, which reflects our increase in revenue from year to year excluding the effect of acquisitions, for the year ended December 31, 2010, was 22.0%. The increase in revenue was due to new contract and task order awards and growth on existing contracts. New contract awards consisted primarily of numerous new task order awards under our ITES-2S, NETCENTS, TEIS (which includes BRAC), and PEO Soldier contracts. The additional revenue on these and other contracts was partially offset by a reduction in revenue from expired contracts and lower orders under the NETCENTS contract.

During 2010, our PEO Soldier contract accounted for 13.7%, or approximately $79.5 million of our revenue, and our BRAC task orders accounted for 9.8%, or approximately $56.8 million of our revenue. During 2009, PEO Soldier accounted for 10.0%, or $47.0 million, of our revenue. No revenue was generated from BRAC task orders during 2009. Further, the BRAC task orders are scheduled to end during 2011.

Cost of revenue

Cost of revenue for the year ended December 31, 2010 was $512.8 million, or 88.2% of revenue, compared to $407.3 million, or 86.9% of revenue, for the year ended December 31, 2009. The increase was due to approximately $16.1 million in higher direct labor and associated indirect expenses, such as fringe benefits, and approximately $87.2 million in additional subcontractor support, IT product costs, and other direct costs incurred under our contracts. These increases are the result of new contract and task order awards and growth on existing contracts. The increase in cost of revenue as a percentage of revenue is due to the increase in material-related sales which typically carry a lower margin.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2010 were $23.7 million, or 4.1% of revenue, compared to $22.0 million, or 4.7% of revenue, for the year ended December 31, 2009. General

and administrative expenses as a percentage of revenue declined as we continue to leverage our corporate infrastructure expenses over a larger revenue base. The increase in general and administrative expenses is due to higher bid and proposal costs, increased software maintenance fees relating to our new Enterprise Resource Planning (ERP) system implemented during the year, partially offset by a decrease in executive and other senior management overhead.

Depreciation and amortization

Depreciation and amortization years ended December 31, 2010 and 2009 was $5.1 million and $4.2 million, respectively. The increase primarily was the result of the new ERP system implemented during the year.

Gain on extinguishment of contingent consideration liability

During the third quarter of 2009, we recognized a contingent liability of $5.3 million as part of the TRS acquisition associated with future earnout payments. During the fourth quarter of 2009, we and the previous majority shareholder of TRS entered into negotiations to terminate the contingent consideration earnout for an immediate cash payment. The rationale for terminating the earnout was based primarily on the operational issues around maintaining detailed financial information to monitor the earnout, and the business impact due to the inability to leverage TRS resources into other NCI business areas without negatively affecting the achievement of the earnout targets, and the attractive discount on the potential liability to settle the earnout early. The earnout potential was $6 million and had a fair value of $5.3 million, which was recorded as a liability at the time of the TRS acquisition. Both parties determined it was in the best interest of the combined entity to eliminate the earnout, and the parties mutually agreed to the $3 million settlement, 50% of the potential earnout payment. Consequently, we recognized a $2.3 million gain on the extinguishment of contingent consideration liability in 2009.

Operating income

For the year ended December 31, 2010, operating income was $39.8 million, or 6.8% of revenue, compared to $37.6 million, or 8.0% of revenue, for the year ended December 31, 2009. Operating income, as a percentage of revenue, primarily decreased because our 2009 operating margin included $2.3 million from the gain associated with the extinguishment of the contingent consideration related to our TRS acquisition and due to the increase in material-related sales which typically carry a lower margin.

Interest expense, net

For the year ended December 31, 2010, net interest expense was $0.6 million compared to $0.7 million for the year ended December 31, 2009. The decrease in interest expense was the result of a lower average outstanding loan balance and lower interest rates. During 2010, we had an average outstanding loan balance of $30.9 million, which accrued interest at approximately 1.3%. During 2009, we had an average outstanding loan balance of $36.6 million, which accrued interest at approximately 1.5%.

Income tax

For the year ended December 31, 2010, our income tax expense was 39.1% of our income. This is a decrease from 40.0% for the year ended December 31, 2009. The decrease was principally attributable to a reduction in state income tax as a result of corporate restructuring which occurred during the first quarter of 2010.

The following table sets forth certain items from our consolidated statements of operations for the years ended December 31:

	2009	2008	2009	2008
	(In thousands)		(As a Percentage of Revenue)	
Revenue	$468,910	$390,596	100.0%	100.0%
Operating expenses:				
Cost of revenue	407,322	336,473	86.9	86.1
General and administrative expenses	22,047	20,079	4.7	5.1
Depreciation and amortization	4,228	3,660	0.9	1.0
Gain on extinguishment of contingent consideration liability	(2,285)	—	(0.5)	—
Total operating expenses	431,312	360,212	92.0	92.2
Operating income	37,598	30,384	8.0	7.8
Interest expense, net	657	2,026	0.1	0.5
Income before taxes	36,941	28,358	7.9	7.3
Provision for income taxes	14,784	11,318	3.2	2.9
Net income	$ 22,157	$ 17,040	4.7%	4.4%

Year Ended December 31, 2009, Compared to Year Ended December 31, 2008

Revenue

Revenue for the year ended December 31, 2009 was $468.9 million, compared to $390.6 million for the year ended December 31, 2008, representing an increase of $78.3 million, or 20.0%. Our organic revenue growth rate, which reflects our increase in revenue from year to year excluding the effect of acquisitions, for the year ended December 31, 2009, was 16.3%. The increase in revenue was due to new contract and task order awards, growth on existing contracts, and from our acquisition of TRS. New contract awards consisted primarily of numerous new task order awards under our ITES-2S, NETCENTS, and TEIS contracts. Additionally, we saw significant revenue growth on a number of contracts, primarily the NETCOM EMS and PEO Soldier contracts, and an increase in orders under the NETCENTS contract. The additional revenue on these and other contracts was partially offset by a reduction in revenue from expired contracts.

Cost of revenue

Cost of revenue for the year ended December 31, 2009 was $407.3 million, or 86.9% of revenue, compared to $336.5 million, or 86.1% of revenue, for the year ended December 31, 2008. The increase was due to approximately $36.2 million in higher direct labor and associated indirect expenses, such as fringe benefits, and approximately $34.6 million in additional subcontractor support, IT product costs, and other direct costs incurred under our contracts. These increases are the result of new contract and task order awards, growth on existing contracts, and from our acquisition of TRS. The increase in cost of revenue as a percentage of revenue is due to the increase in material-related sales which typically carry a lower margin.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2009 were $22.0 million, or 4.7% of revenue, compared to $20.1 million, or 5.1% of revenue, for the year ended December 31, 2008. General and administrative expenses as a percentage of revenue declined as we continue to leverage our corporate infrastructure expenses over a larger revenue base. The increase in general and administrative expenses is due to higher indirect support costs, higher stock compensation expense, and severance-related costs related to the resignation of one individual, offset by lower bid and proposal costs.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2009 was $4.2 million, compared to $3.7 million for the year ended December 31, 2008. The increase was primarily the result of the amortization associated with the contracts and customer relationships and non-compete intangible assets recorded in connection with our acquisitions.

Gain on extinguishment of contingent consideration liability

During the third quarter of 2009, we recognized a contingent liability of $5.3 million as part of the TRS acquisition associated with future earnout payments. During the fourth quarter of 2009, we and the previous majority shareholder of TRS entered into negotiations to terminate the contingent consideration earnout for an immediate cash payment. The rationale for terminating the earnout was based primarily on the operational issues around maintaining detailed financial information to monitor the earnout, and the business impact due to the inability to leverage TRS resources into other NCI business areas without negatively affecting the achievement of the earnout targets, and the attractive discount on the potential liability to settle the earnout early. The earnout potential was $6 million and had a fair value of $5.3 million, which was recorded as a liability at the time of the TRS acquisition. Both parties determined it was in the best interest of the combined entity to eliminate the earnout, and the parties mutually agreed to the $3 million settlement, 50% of the potential earnout payment. Consequently, we recognized a $2.3 million gain on the extinguishment of contingent consideration liability in 2009.

Operating income

For the year ended December 31, 2009, operating income was $37.6 million, or 8.0% of revenue, compared to $30.4 million, or 7.8% of revenue for the year ended December 31, 2008. Operating income, as a percentage of revenue, increased due to the gain on extinguishment of contingent consideration.

Interest expense, net

For the year ended December 31, 2009, net interest expense was $0.7 million compared to $2.0 million for the year ended December 31, 2008. The decrease in interest expense was the result of a lower average outstanding loan balance and lower interest rates. During 2009, we had an average outstanding loan balance of $36.6 million, which accrued interest at approximately 1.5%. During 2008, we had an average outstanding loan balance of $51.6 million, which accrued interest at approximately 3.8%.

Income tax

For the year ended December 31, 2009, our income tax expense was 40.0% of our income before tax. This was a slight increase from 39.9% for the year ended December 31, 2008.

Effects of Inflation

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years. During 2010, approximately 55% of our revenue was generated under time-and-materials contracts, where labor rates are usually adjusted annually by predetermined escalation factors. Also during 2010, approximately 14% of our revenue was generated under cost-plus contracts, which automatically adjust for changes in cost. The remaining 31% of our revenue was generated under fixed-price contracts, in which we include a predetermined escalation factor and for which we generally have not been adversely affected by inflation.

Liquidity and Capital Resources

Our primary liquidity needs are for financing working capital, capital expenditures, making selective strategic acquisitions, and share repurchases. We expect the combination of current cash on hand, cash flows from operations, and the available borrowing capacity under our credit facility to continue to meet our normal

working capital and capital expenditure requirements for at least the next 12 months. As part of our growth strategy, we may pursue acquisitions that could require us to obtain additional debt or issue equity. During 2010, we repaid approximately $22.0 million, net, to our credit facility. Also, during 2010, the balance of accounts receivable increased by $22.7 million to $132.7 million at the end of the year; however, days sales outstanding of accounts receivable (DSO) decreased 10 days to 71 days at December 31, 2010 as compared to 81 days at December 31, 2009.

Our Board of Directors authorized management to repurchase up to $25.0 million of our Class A common stock pursuant to a stock repurchase program. The shares will be repurchased pursuant to open market purchases, privately negotiated transactions, or block transactions. We have no obligation to repurchase shares under the authorization, and the timing, actual number and value of the shares, which are repurchased (and the manner of any such repurchase) will be at the discretion of management and will depend on a number of factors, including the price of our common stock, an increase in the Company's cash needs, a decrease in the Company's available cash, borrowing capacity under our credit facility, interest rates, and the Company's financial performance and position. We may suspend or discontinue repurchases at any time. We have not repurchased any shares in accordance with this authorization.

Credit Facility: During December 2010, we replaced our previous credit facility with a new credit facility (the "Credit Facility"). The Credit Facility increased our borrowing capacity by $35 million and also increased our interest rate index spread above LIBOR from between 100 to 175 basis points to a spread between 200 to 300 basis points. The Credit Facility is a revolving credit facility with a principal amount of up to $125.0 million, which includes a swingline facility with an original principal amount of up to $8.0 million. The outstanding balance under the Credit Facility accrues interest based on one-month LIBOR plus an applicable margin (spread), ranging from 200 to 300 basis points, based on the ratio of the amount of our outstanding senior debt ratio to Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) adjusted for acquisitions. The accrued interest is due and payable monthly. The outstanding borrowings are collateralized by a security interest in substantially all the Company's assets. The lenders also require a direct assignment of all contracts at the lenders' discretion. The Credit Facility expires on December 13, 2014. We do not currently hedge our interest rate risk. The Credit Facility allows us to use borrowings from our credit facility of up to $25 million to repurchase shares of our common stock.

Funds borrowed under the Credit Facility will be used to finance possible future acquisitions, for working capital expenditures, for stock repurchases, and for general corporate uses. As of December 31, 2010, there was approximately $20.0 million due under the Credit Facility, which reflects approximately $22.0 million of net repayments during 2010.

The loan interest accrual rate is set monthly at one-month LIBOR plus a set amount (spread). As discussed above, one of the primary factors determining the spread is the ratio of the amount of our outstanding senior debt ratio to Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) adjusted for acquisitions. The lower our ratio, the lower our spread above LIBOR will be. Our spread above LIBOR is based on the following loan covenant:

Senior Debt to EBITDA Ratio	Spread
Below 1.0 to 1	200 basis points
Between 2.0 and 1.0 to 1	225 basis points
Between 2.0 and 2.5 to 1	250 basis points
Between 2.5 and 3.0 to 1	275 basis points
Greater than 3.0 to 1	300 basis points

As of December 31, 2010, the spread above LIBOR was 200 basis points and thus, the loan accrued interest at 2.3%.

The Credit Facility contains various restrictive covenants that, among other things, restrict the Company's ability to: incur or guarantee additional debt; make certain distributions, investments and other restricted payments, including cash dividends on the Company's outstanding common stock; enter into transactions with

certain affiliates; create or permit certain liens; and consolidate, merge, or sell assets. In addition, the Credit Facility contains certain financial covenants that require the Company to: maintain a minimum tangible net worth; maintain a minimum fixed charge coverage ratio and a minimum funded debt to earnings ratio; and limit capital expenditures below certain thresholds.

As of December 31, 2010, we were in compliance with all our loan covenants.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010 that require us to make future cash payments.

	Payments Due by Period				
Contractual Obligations:	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
			(In thousands)		
Credit Facility	$20,000	$ —	$ —	$20,000	$ —
Capital lease obligations	23	23	—	—	—
Operating lease obligations	23,922	7,731	10,959	4,137	1,095
Total	$43,945	$7,754	$10,959	$24,137	$1,095

Critical Accounting Policies

Revenue Recognition

Our revenue recognition policy addresses our three different types of contractual arrangements: time-and-materials contracts; cost-plus contracts; and fixed-price contracts.

Time-and-Materials Contracts: Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and other direct expenses used in performance on the contract. Profits on time-and-material contracts result from the difference between the cost of services performed and the contract-defined billing rates for these services.

Cost-Plus Contracts: Revenue on cost-plus contracts is recognized as services are performed, generally based on the allowable costs incurred during the period, plus any recognizable earned fee. The Company does not recognize award-fee income until the fees are fixed and determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenue, profit as a percentage of revenue on award-fee contracts will fluctuate period to period.

Fixed-Price Contracts: Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. Revenue on fixed-price service contracts is recognized as services are performed. Generally, revenue is deferred until all of the following have occurred: (1) there is a contract in place, (2) delivery has occurred, (3) the price is fixed or determinable, and (4) collectability is reasonably assured. Revenue on fixed-price contracts that require delivery of specific items is recognized based on a price per unit as units are delivered. Revenue for fixed-price contracts in which the Company is paid a specific amount to provide services for a stated period of time is recognized ratably over the service period. Profits related to contracts accounted for under this method may fluctuate from period to period, particularly in the early phases of the contract. Anticipated losses on contracts accounted for under this method are recognized as incurred.

Revenue on certain fixed-price contracts where the Company is designing, engineering, or manufacturing to the customer's specifications is recognized on the percentage-of-completion method using costs incurred in

relation to total estimated costs. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned. A portion of the Company's revenue is derived from arrangements that include software developed and/or provided by the Company. The Company recognizes this revenue using the percentage-of-completion method of accounting, generally using the cost-to-cost input measure. Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company's contracts, the estimation of total revenue and cost at completion requires the use of estimates. Contract costs include material, labor, and subcontracting costs, as well as an allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. For contract change orders, claims or similar items, the Company applies judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Estimates of total contract revenue and costs are continuously monitored during the term of the contract and are subject to revision as the contract progresses. Anticipated losses on contracts accounted for under the percentage-of-completion method are recognized in the period they are deemed probable and can be reasonably estimated.

Our contracts may include the delivery of a combination of one or more of the Company's service offerings (e.g., a combination of hardware components, related integration or other services). Each deliverable within a multiple-deliverable revenue arrangement is accounted for as a separate unit of accounting if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell this item separately or if the item is sold by another vendor or could be resold by the customer. Further, our revenue arrangements generally do not include a general right of return relative to delivered products. Deliverables not meeting the criteria for being a separate unit of accounting are combined with a deliverable that does meet that criterion. The appropriate allocation of arrangement consideration and recognition of revenue is then determined for the combined unit of accounting.

In situations where we determine that our arrangements with multiple elements should be treated as separate units of accounting, we allocate revenue to each element of the arrangement based on the following hierarchy: (1) vendor-specific objective evidence of fair value (VSOE); (2) relevant third-party evidence of selling price (TSE); or (3) management's best estimate of selling price. Most often in our arrangements where we believe we can separate deliverables, VSOE and TPE do not exist and we allocate revenue to any separate deliverables based on our best estimate of selling price. In making this estimate, we consider all reasonably available information, including both market data and conditions and entity-specific factors. Further, such estimate will vary depending on the unique facts and circumstances of each contractual arrangement and deliverable.

Goodwill and the Amortization of Intangible Assets

Net tangible and identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair values at the date of acquisition. At the time of the acquisition, all intangibles, including contracts and related customer relationships and non-compete agreements, are reviewed to determine the term of amortization for each intangible asset.

Goodwill is reviewed for impairment no less than annually or when circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount. Annually on October 1, we perform a fair-value analysis of our reporting unit. If goodwill becomes impaired, the Company would record a charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined. As of October 1, 2010, the Company determined that its goodwill was not impaired.

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset many not be fully recoverable. An impairment loss is recognized if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated.

Any write-downs are treated as permanent reductions in the carrying amount of the assets and will result in a reduction of earnings in the period incurred.

Contract rights are amortized proportionately against the acquired backlog. Non-compete agreements are amortized over their estimated useful lives.

Our acquisitions to date have been treated as asset purchases under the Internal Revenue Code. As such, the goodwill generated from those acquisitions is deductible for tax purposes. For the year ended 2010, the tax deduction was $6.9 million. At our tax rate of 39.1%, this deduction saved us approximately $2.7 million in current income tax expenditures. As previously noted, goodwill is not deducted for book purposes. Consequently, as we deduct the goodwill for tax purposes, we are increasing our deferred tax liabilities.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our exposure to market risk relates to changes in interest rates for borrowings under our credit facility. For the year ended December 31, 2010, a 1% change in interest rates would have changed our interest expense and cash flows by approximately $0.2 million. This estimate is based on our average loan balances for the year.

Additionally, we are subject to credit risks associated with our cash, cash equivalents, and accounts receivable. We believe that the concentration of credit risks with respect to cash equivalents (i.e., investments) are limited due to the high credit quality of these investments. Our investment policy requires that we invest excess cash in high-quality investments, which preserve principal, provide liquidity, and minimize investment risk. We also believe that our credit risk associated with accounts receivable is limited as they are primarily with the Federal Government.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The consolidated financial statements of NCI, Inc. are submitted in this report beginning on page F-1.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

The Company has had no disagreements with its independent accountants on accounting principles, practices, or financial statement disclosure during and through the date of the financial statements included in this Report.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Securities Exchange Act of 1934, such as this Annual Report on Form 10-K, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer (who is the Company's principal executive officer and the acting principal financial officer), to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer, and effected by the Company's management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and the Company's Board of Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

Limitations on the Effectiveness of Controls

Management, including the Company's Chief Executive Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will prevent all errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We believe we have designed our disclosure controls and procedures to provide a reasonable level of assurance.

Scope of the Assessments

The assessment by the Company's Chief Executive Officer of the Company's disclosure controls and procedures and the assessment by our management of our internal control over financial reporting included a review of procedures and discussions with other employees in the Company's organization. In the course of the assessments, management sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective actions, including process improvements, were being undertaken. Management used the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our internal control over financial reporting. The assessments of the Company's disclosure controls and procedures is done on a periodic basis, so the conclusions can be reported each quarter on the Company's Quarterly Reports on Form 10-Q, including the Company's Annual Report on Form 10-K with respect to the fourth quarter. Our internal control over financial reporting is also assessed on an ongoing basis by management and other personnel in the Company's accounting department. We consider the results of these various assessment activities as we monitor our disclosure controls and procedures and internal control over financial reporting and when deciding to make modifications as necessary. Management's intent in this regard is that the disclosure controls and procedures and the internal control over financial reporting will be maintained and updated (including improvements and corrections) as conditions warrant.

Evaluation of the Effectiveness of Disclosure Controls and Procedures

Based upon the evaluation, the Company's Chief Executive Officer concluded that, as of December 31, 2010, the Company's disclosure controls and procedures were effective at a reasonable level of assurance.

Management's Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management used the criteria issued by COSO in *Internal Control — Integrated Framework* to assess the effectiveness of our internal control over financial reporting. Based upon the assessments, our management has concluded that as of December 31, 2010, our internal control over financial reporting was effective. Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included elsewhere in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

The Company made no change to its internal control over financial reporting during the three months ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

Not Applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE*

The information concerning our directors and executive officers required by Item 401 of Regulation S-K is included under the captions "Election of Directors" and "Executive Compensation," respectively, in our definitive Proxy Statement to be filed with the SEC in connection with our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement"), and that information is incorporated by reference in this Form 10-K.

The information required by Item 405 of Regulation S-K concerning compliance with Section 16(a) of the Exchange Act is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

The information required by Item 406 of Regulation S-K concerning the Company's Code of Ethics is included under the caption "Election of Directors" in our 2010 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

The information required by Item 407(c)(3) of Regulation S-K concerning the procedures by which Company stockholders may recommend nominees to the Company's Board of Directors is included under the caption "Election of Directors" in our 2011 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

The information required by Item 407(d)(4) of Regulation S-K concerning the Audit Committee is included under the caption "Report of the Audit Committee of the Board of Directors" in our 2011 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

The information required by Item 407(d)(5) of Regulation S-K concerning the designation of an audit committee financial expert is included under the caption "Report of the Audit Committee of the Board of Directors" in our 2011 Proxy Statement, and that information is incorporated by referenced in this Form 10-K.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item 11 is included in the text and tables under the caption "Executive Compensation" in our 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item 12 is included under the captions "Beneficial Ownership" and "Equity Compensation Plan Information" in our 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this Item 13 is included under the captions "Election of Directors" and "Certain Relationships and Related Transactions" in our 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item 14 is included under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in our 2011 Proxy Statement, and that information is incorporated by reference in this Form 10-K.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this annual report on Form 10-K:

(1) Report of Independent Registered Public Accounting Firm On Internal Controls Over Financial Reporting

Report of Independent Registered Public Accounting Firm On The Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2010, 2009, and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

(2) Exhibits required by Item 601 of Regulation S-K:

Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference from Exhibit 3.1 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on October 4, 2005, as amended).
3.2	Bylaws of the Registrant (incorporated herein by reference from Exhibit 3.2 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on July 29, 2005).
4.1	Specimen Class A Common Stock Certificate (incorporated herein by reference from Exhibit 4.1 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on October 20, 2005, as amended).
4.2*	NCI, Inc. 2005 Performance Incentive Plan (incorporated herein by reference from Exhibit 4.2 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on July 29, 2005).
4.3*	Form of 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated herein by reference from Exhibit 4.4 to registrant's Registration Statement on Form S-1 (File No. 333-127006), as filed with the Commission on October 20, 2005, as amended).
4.4*	NCI, Inc. Amended and Restated 2005 Performance Incentive Plan (incorporated herein by reference from Appendix A to registrant's Proxy Statement on Form DEF 14A, as filed with the Commission on April 30, 2009).
4.5*	Form of Amended and Restated 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated herein by reference from Exhibit 4.2 to registrant's Registration Statement on Form 8-K, as filed with the Commission on June 12, 2009).
10.1	Amended and Restated Loan and Security Agreement, dated as of December 13, 2010, by and among NCI, Inc., NCI Information Systems Incorporated, Operational Technologies Services, Inc., as Borrowers, the several banks and financial institutions from time to time parties thereto, as Lenders, SunTrust Bank as the Administrative Agent to the Lenders and SunTrust Robinson Humphrey, Inc., as Lead Arranger and Book Manager (incorporated by reference from Exhibit 10.1 to registrant's Current Report on Form 8-K dated December 13, 2010, and filed with the Commission on December 15, 2010).
10.2*	Executive Change in Control and Severance Agreement, dated March 16, 2010, by and among, NCI, Inc., and Terry W. Glasgow (incorporated herein by reference from Exhibit 10.1 to registrant's Current Report on Form 8-K (File No. 000-51579), as filed with the Commission March 18, 2010).
10.3*	Executive Change in Control and Severance Agreement, dated March 16, 2010, by and among, NCI, Inc., and Michele R. Cappello (incorporated herein by reference from Exhibit 10.3 to registrant's Current Report on Form 8-K (File No. 000-51579), as filed with the Commission March 18, 2010).
21.1‡	Subsidiaries of Registrant.
23.1‡	Consent of Ernst & Young LLP.
31.1‡	Certification of the Chief Executive Officer and Acting Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1‡	Certification of the Chief Executive Officer and Acting Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

‡ Included with this filing.

* Management Contract or Compensatory Plan or Arrangement.

(b) *Exhibits.* The exhibits required by this Item are listed under Item 15(a)(3).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCI, Inc.
Registrant

Date: February 28, 2011

By: /s/ CHARLES K. NARANG

Charles K. Narang
Chairman of the Board and Chief Executive Officer (Principal Executive Officer and Acting Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated. Each person whose signature appears below hereby constitutes and appoints each of Charles K. Narang as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign, any or all amendments to this report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ TERRY W. GLASGOW **Terry W. Glasgow**	President and Director	February 28, 2011
/s/ JAMES P. ALLEN **James P. Allen**	Director	February 28, 2011
/s/ JOHN E. LAWLER **John E. Lawler**	Director	February 28, 2011
/s/ PAUL V. LOMBARDI **Paul V. Lombardi**	Director	February 28, 2011
/s/ J. PATRICK MCMAHON **J. Patrick McMahon**	Director	February 28, 2011
/s/ STEPHEN L. WAECHTER **Stephen L. Waechter**	Director	February 28, 2011
/s/ DANIEL R. YOUNG **Daniel R. Young**	Director	February 28, 2011

INDEX TO FINANCIAL STATEMENTS

NCI, INC.

Report of Independent Registered Public Accounting Firm
On Internal Controls Over Financial Reporting

The Board of Directors and Stockholders of NCI, Inc.

We have audited NCI, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NCI, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NCI, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NCI, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2010 of NCI, Inc., and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
February 28, 2011

Report of Independent Registered Public Accounting Firm On The Consolidated Financial Statements

The Board of Directors and Stockholders of NCI, Inc.

We have audited the accompanying consolidated balance sheets of NCI, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NCI, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
February 28, 2011

NCI, Inc.

Consolidated Balance Sheets

	As of December 31,	
	2010	2009
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,791	$ 1,193
Accounts receivable, net	132,693	110,027
Deferred tax assets, net	4,547	4,525
Prepaid expenses and other current assets	3,347	1,677
Total current assets	143,378	117,422
Property and equipment, net	11,751	8,253
Other assets	1,590	827
Intangible assets, net	6,179	8,569
Goodwill	106,580	106,580
Total assets	$269,478	$241,651
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 61,046	$ 42,333
Accrued salaries and benefits	20,229	21,012
Deferred revenue	2,951	1,782
Other accrued expenses	3,468	4,222
Total current liabilities	87,694	69,349
Long-term debt	20,000	42,000
Deferred tax liabilities, net	7,450	4,138
Deferred rent and other long-term liabilities	1,287	1,937
Total liabilities	116,431	117,424
Stockholders' equity:		
Class A common stock, $0.019 par value — 37,500,000 shares authorized; 8,469,242 shares issued and outstanding as of December 31, 2010, and 8,288,454 shares issued and outstanding as of December 31, 2009	161	158
Class B common stock, $0.019 par value — 12,500,000 shares authorized; 5,200,000 shares issued and outstanding as of December 31, 2010 and 2009	99	99
Additional paid-in capital	67,889	62,943
Retained earnings	84,898	61,027
Total stockholders' equity	153,047	124,227
Total liabilities and stockholders' equity	$269,478	$241,651

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Operations

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Revenue	$581,341	$468,910	$390,596
Operating expenses:			
Cost of revenue	512,779	407,322	336,473
General and administrative expense	23,730	22,047	20,079
Depreciation and amortization	5,054	4,228	3,660
Gain on extinguishment of contingent consideration liability	—	(2,285)	—
Total operating expenses	541,563	431,312	360,212
Operating income	39,778	37,598	30,384
Interest expense, net	598	657	2,026
Income before taxes	39,180	36,941	28,358
Income tax expense	15,309	14,784	11,318
Net income	$ 23,871	$ 22,157	$ 17,040
Earnings per common and common equivalent share:			
Basic:			
Weighted average shares outstanding	13,621	13,452	13,362
Net income per share	$ 1.75	$ 1.65	$ 1.28
Diluted:			
Weighted average shares and equivalent shares outstanding	13,878	13,775	13,633
Net income per share	$ 1.72	$ 1.61	$ 1.25

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Changes in Stockholders' Equity

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
	(In thousands)						
Balance at December 31, 2007	8,153	$155	5,200	$99	$58,157	$21,830	$ 80,241
Net income	—	—	—	—	—	17,040	17,040
Stock compensation expense	—	—	—	—	828	—	828
Exercise of stock options	53	1	—	—	405	—	406
Excess tax benefits of stock option exercises	—	—	—	—	344	—	344
Balance at December 31, 2008	8,206	$156	5,200	$99	$59,734	$38,870	$ 98,859
Net income	—	—	—	—	—	22,157	22,157
Stock compensation expense	—	—	—	—	1,784	—	1,784
Exercise of stock options	82	2	—	—	1,017	—	1,019
Excess tax benefits of stock option exercises	—	—	—	—	408	—	408
Balance at December 31, 2009	8,288	$158	5,200	$99	$62,943	$61,027	$124,227
Net income	—	—	—	—	—	23,871	23,871
Stock compensation expense	—	—	—	—	1,607	—	1,607
Exercise of stock options	181	3	—	—	2,930	—	2,933
Excess tax benefits of stock option exercises	—	—	—	—	409	—	409
Balance at December 31, 2010	8,469	$161	5,200	$99	$67,889	$84,898	$153,047

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Cash flows from operating activities			
Net income	$ 23,871	$ 22,157	$ 17,040
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,054	4,228	3,660
(Gain) loss on sale and disposal of property and equipment	(85)	2	(8)
Non-cash stock compensation expense	1,607	1,784	828
Deferred income taxes	3,290	1,038	485
Changes in operating assets and liabilities:			
Accounts receivable, net	(22,666)	(16,617)	(3,699)
Prepaid expenses and other assets	(1,765)	191	(484)
Accounts payable	18,713	9,531	1,945
Accrued expenses	(380)	(2,523)	2,584
Deferred rent	(567)	(590)	(522)
Net cash provided by operating activities	27,072	19,201	21,829
Cash flows from investing activities			
Purchase of property and equipment	(6,218)	(4,622)	(2,160)
Proceeds from sale of property and equipment	141	—	28
Cash paid for acquisitions, net of cash acquired	—	(17,953)	(16,190)
Net cash used in investing activities	(6,077)	(22,575)	(18,322)
Cash flows from financing activities			
Proceeds from line of credit	119,349	113,719	100,489
Payments on line of credit	(141,349)	(111,719)	(103,431)
Financing costs paid	(669)	—	—
Principal payments under capital lease obligations	(70)	(127)	(157)
Proceeds from exercise of stock options	2,933	1,019	406
Excess tax deduction from exercise of stock options	409	408	344
Net cash (used in) provided by financing activities	(19,397)	3,300	(2,349)
Net change in cash and cash equivalents	1,598	(74)	1,158
Cash and cash equivalents, beginning of year	1,193	1,267	109
Cash and cash equivalents, end of year	$ 2,791	$ 1,193	$ 1,267
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Interest	$ 646	$ 712	$ 2,139
Income taxes	$ 12,690	$ 13,374	$ 9,108

See Notes to Consolidated Financial Statements.

NCI, Inc.

Notes to Consolidated Financial Statements
December 31, 2010

1. Business Overview

NCI, Inc. (the "Company" or "NCI") was incorporated in Delaware during July 2005.

NCI is a provider of information technology (IT), engineering, logistics and professional services and solutions to Federal Government agencies. NCI's capabilities are centered on overcoming customers' challenges to help them meet their critical mission and objectives. NCI provides full lifecycle IT specialties, complemented by professional services. NCI has the agility, position, and determination to focus on expanding market segments within the Federal IT and professional services markets. The Company is extending its core capabilities in line with key market drivers and investing in a robust set of business solutions and offerings. NCI's core capabilities include: enterprise systems management; network engineering; cybersecurity and information assurance; software development and systems engineering; program management, acquisition, and lifecycle support; engineering and logistics; health IT/medical transformation; and training and simulation. The Company provides these services to Defense, Intelligence, and Federal Civilian agencies. The majority of the Company's revenue was derived from contracts with the Federal Government, directly as a prime contractor or as a subcontractor. The Company primarily conducts business throughout the United States.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Basis of Presentation

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The majority of the Company's revenue is derived from services and solutions provided to the Federal Government, primarily by Company employees and, to a lesser extent, subcontractors. The Company generates its revenue from three different types of contractual arrangements: time-and-materials contracts; cost-plus contracts; and fixed-price contracts.

Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and other direct expenses used in performance on the contract. Profits on time-and-materials contracts result from the difference between the cost of services performed and the contract-defined billing rates for these services.

Revenue on cost-plus contracts is recognized as services are performed, generally based on the allowable costs incurred during the period, plus any recognizable earned fee. The Company does not recognize award-fee income until the fees are fixed and determinable, generally upon contract notification confirming the award

fee. Due to such timing, and to fluctuations in the level of revenue, profit as a percentage of revenue on award-fee contracts will fluctuate period to period.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. Revenue on fixed-price service contracts is recognized as services are performed. Generally, revenue is deferred until all the following have occurred: (1) there is a contract in place, (2) delivery has occurred, (3) the price is fixed or determinable, and (4) collectability is reasonably assured. Revenue on fixed-price contracts that require delivery of specific items is recognized based on a price per unit as units are delivered. Revenue for fixed-price contracts in which the Company is paid a specific amount to provide services for a stated period of time is recognized ratably over the service period. Profits related to contracts accounted for under this method may fluctuate from period to period, particularly in the early phases of the contract. Anticipated losses on contracts accounted for under this method are recognized as incurred.

Revenue on certain fixed-price contracts where the Company is designing, engineering, or manufacturing to the customer's specifications is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned. A portion of the Company's revenue is derived from arrangements that include software developed and/or provided by the Company. The Company recognizes this revenue using the percentage-of-completion method of accounting, generally using the cost-to-cost input measure. Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company's contracts, the estimation of total revenue and cost at completion requires the use of estimates. Contract costs include material, labor, and subcontracting costs, as well as an allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. For contract change orders, claims or similar items, the Company applies judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Estimates of total contract revenue and costs are continuously monitored during the term of the contract and are subject to revision as the contract progresses. Anticipated losses on contracts accounted for under the percentage-of-completion method are recognized in the period they are deemed probable and can be reasonably estimated.

Our contracts may include the delivery of a combination of one or more of the Company's service offerings (e.g., a combination of hardware components, related integration or other services). Each deliverable within a multiple-deliverable revenue arrangement is accounted for as a separate unit of accounting if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell this item separately or if the item is sold by another vendor or could be resold by the customer. Further, our revenue arrangements generally do not include a general right of return relative to delivered products. Deliverables not meeting the criteria for being a separate unit of accounting are combined with a deliverable that does meet that criterion. The appropriate allocation of arrangement consideration and recognition of revenue is then determined for the combined unit of accounting.

In situations where we determine that our arrangements with multiple elements should be treated as separate units of accounting, we allocate revenue to each element of the arrangement based on the following hierarchy: (1) vendor-specific objective evidence of fair value (VSOE); (2) relevant third-party evidence of selling price (TSE); or (3) management's best estimate of selling price. Most often in our arrangements where we believe we can separate deliverables, VSOE and TPE do not exist and we allocate revenue to any separate deliverables based on our best estimate of selling price. In making this estimate, we consider all reasonably

available information, including both market data and conditions and entity-specific factors. Further, such estimate will vary depending on the unique facts and circumstances of each contractual arrangement and deliverable.

Cash and Cash Equivalents

The Company considers cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount, less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts at an amount that it estimates to be sufficient to cover the risk of collecting less than full payment on receivables. On a quarterly basis, the Company reevaluates its receivables, especially receivables that are past due, and reassesses the allowance for doubtful accounts primarily based on specific customer collection issues.

Property and Equipment

Property, equipment, and leasehold improvements are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range from two to seven years for furniture and equipment, over the shorter of the lease term or the useful lives for leasehold improvements, and 30 years for real property.

Long-Lived Assets (Excluding Goodwill)

A review of long-lived assets for impairment is performed annually or when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indicator of impairment is present, the Company compares the estimated undiscounted future cash flows to be generated by the asset to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, the Company records an impairment loss equal to the excess of the asset's carrying amount over its fair value. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on the analysis performed, the Company determined that there were no such impairments, nor indicators of impairments, for such assets during 2010 or 2009.

Intangible Assets

Intangible assets consist of acquisition-related contract and customer relationships and non-compete agreements. Contract and customer relationships are amortized over the expected backlog life based on projected cash flows, which are proportionate to acquired backlog, or generally between three to eight years. Non-compete agreements are amortized over their contractual life, which is between three to five years.

Goodwill

A review of goodwill is reviewed for impairment is performed annually or when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The Company has one reporting unit. On October 1 each year, the Company performs a fair value analysis of its reporting unit. If goodwill becomes impaired, the Company would record a charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined. Based on the analysis performed, the Company determined that there were no such impairments, nor indicators of impairments, for goodwill during 2010 or 2009.

Common Stock

Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to 10 votes for each share held of record, except with respect to any "going private transaction," as to which each share of Class A common stock and Class B common stock are both entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the Class B stockholder, and in certain other circumstances. Holders of the Company's common stock do not have cumulative voting rights in the election of directors.

Holders of common stock are entitled to receive, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock or property from the Company's assets or funds legally available for such purposes. Each share of Class A common stock and Class B common stock is equal with respect to dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock.

Segment Information

Management has concluded that the Company operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources and capital.

Income Taxes

We periodically assess our tax filing exposures related to periods that are open to examination. Based on the latest available information, we evaluate tax positions to determine whether the position will more likely than not be sustained upon examination by the applicable tax authorities. The Company recognizes liabilities for uncertain tax positions on open tax years when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured at the Company's best estimate of the taxes ultimately expected to be paid. If we determine that the tax position is more likely than not to be sustained, we record the largest amount of benefit that is more likely than not to be realized when the tax position is settled. If we cannot reach that determination, no benefit is recorded. We record interest and penalties related to income taxes as Interest Expense and General and Administrative Expense in the Consolidated Statement of Operations, respectively.

3. Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share includes the incremental effect of stock options calculated

using the treasury stock method. The following details the historical computation of basic and diluted earnings per common share (Class A and Class B) for the years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Net Income	$23,871	$22,157	$17,040
Weighted average number of basic shares outstanding during the period	13,621	13,452	13,362
Dilutive effect of stock options after application of treasury stock method	257	323	271
Weighted average number of diluted shares outstanding during the period	13,878	13,775	13,633
Basic earnings per share	$ 1.75	$ 1.65	$ 1.28
Diluted earnings per share	$ 1.72	$ 1.61	$ 1.25

4. Major Customers

The Company earned the majority of its revenue from the Federal Government for each of the years ended December 31, 2010, 2009, and 2008. Revenue by customer for each of the three years ended December 31 was as follows:

	Year Ended December 31,					
	2010		2009		2008	
	(Dollars in thousands)					
Defense and Intelligence agencies	$534,987	92.0%	$411,646	87.8%	$316,316	81.0%
Federal Civilian agencies	46,258	8.0	55,760	11.9	63,827	16.3
Commercial, state, and local entities	96	—	1,504	0.3	10,453	2.7
	$581,341	100.0%	$468,910	100.0%	$390,596	100.0%

5. Accounts Receivable

Accounts receivable consist of billed and unbilled amounts at December 31, 2010 and 2009, as follows:

	As of December 31,	
	2010	2009
	(In thousands)	
Billed receivables	$ 51,611	$ 59,132
Unbilled receivables:		
Billable receivables at end of period	61,500	42,934
Other	20,280	9,020
Total unbilled receivables	81,780	51,954
Total accounts receivable	133,391	111,086
Less: allowance for doubtful accounts	698	1,059
Total accounts receivable, net	$132,693	$110,027

Other unbilled receivables primarily consist of amounts billable as of year-end but where invoices were not issued until after the end of the period and amounts that will be billed upon milestone completions. Substantially all other unbilled receivables are expected to be billed and collected within the next 12 months.

The following table details the Allowance for Doubtful Accounts for the years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Balance at beginning of period	$1,059	$1,020	$ 585
Charged to costs and expense	385	88	610
Deductions	(746)	(49)	(175)
Balance at end of period	$ 698	$1,059	$1,020

6. Property and Equipment

The following table details property and equipment at the end of each period:

	As of December 31,	
	2010	2009
	(In thousands)	
Property and equipment Furniture and equipment	$17,855	$18,831
Leasehold improvements	5,287	4,936
Real property	549	549
	23,691	24,316
Less: Accumulated depreciation and amortization	11,940	16,063
Net property and equipment	$11,751	$ 8,253

Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $2.7 million, $2.1 million, and $1.9 million, respectively.

7. Intangible Assets

The following table details intangible assets at the end of each period:

	As of December 31,	
	2010	2009
	(In thousands)	
Contract and customer relationships	$14,942	$14,942
Less: Accumulated amortization	8,994	6,740
	5,948	8,202
Non-compete agreements	2,038	2,038
Less: Accumulated amortization	1,807	1,671
	231	367
Total	$ 6,179	$ 8,569

Amortization expense for the years ended December 31, 2010, 2009, and 2008 was approximately $2.4 million, $2.1 million, and $1.8 million, respectively. Future amortization expense related to intangible assets is expected to be as follows:

For the Year Ending December 31,	(In thousands)
2011	$2,010
2012	1,450
2013	1,163
2014	1,087
2015	469
Thereafter	—

8. Goodwill

The following table details the balance of goodwill for each acquisition at the end of each period:

	As of December 31,	
	2010	2009
	(In thousands)	
Spectrum Systems Services, Inc.	$ 169	$ 169
Scientific and Engineering Solutions, Inc.	17,258	17,258
Operational Technology Services, Inc.	5,766	5,766
Karta Technologies, Inc.	53,373	53,373
PEO Soldier	11,174	11,174
TRS Consulting, Inc.	18,840	18,840
Total	$106,580	$106,580

9. Other Accrued Expenses

Other accrued expenses consist of the following at the end of each period:

	As of December 31,	
	2010	2009
	(In thousands)	
Accrued health claims	$1,525	$1,612
Accrued income tax	—	989
Deferred rent, current	695	634
Other accrued expenses	1,248	987
Total other accrued expenses	$3,468	$4,222

10. Leases

The Company has entered into certain capital lease obligations with various expiration dates through December 2011. During October 2003, the Company entered into a lease line of credit to finance various PC and networking equipment. The applicable interest rates on the capital leases range from 1.6% to 12.3%.

The Company leases office space and equipment under operating leases that expire on various dates through March 31, 2017. Several of the leases contain escalation clauses ranging from 2.5% to 5.0% per year, which are reflected in the amounts below.

Minimum lease payments under the Company's non-cancelable operating leases are as follows:

	Operating Leases
	(In thousands)
For the year ending December 31,	
2011	$ 7,731
2012	6,558
2013	4,401
2014	2,451
2015	1,686
Thereafter	1,095
Total minimum lease payments	$23,922

The Company incurred rent expense including amortization of deferred rent expense, under operating leases of $5.9 million, $6.6 million, and $5.8 million for the years ended December 31, 2010, 2009, and 2008, respectively.

11. Credit Facility

During December 2010, the Company entered into a new credit facility (the "2010 Credit Facility"). The 2010 Credit Facility consists of a revolving line of credit with a principal amount of up to $125.0 million, which includes a swingline facility with an original principal amount of up to $8.0 million. The 2010 Credit Facility also has a $50.0 million accordion feature allowing us to increase our borrowing capacity to up to $175.0 million, subject to obtaining commitments for the incremental capacity from existing or new lenders. The outstanding borrowings are collateralized by a security interest in substantially all the Company's assets. The lenders also require a direct assignment of all contracts at the lenders' discretion. The outstanding balance under the 2010 Credit Facility accrues interest based on LIBOR plus an applicable margin, ranging from 200 to 300 basis points, based on the ratio of the amount of our outstanding senior debt ratio to Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) adjusted for acquisitions. The 2010 Credit Facility expires on December 13, 2014.

The 2010 Credit Facility contains various restrictive covenants that, among other things, restrict the Company's ability to: incur or guarantee additional debt; make certain distributions, investments and other restricted payments, including cash dividends on the Company's outstanding common stock; enter into transactions with certain affiliates; create or permit certain liens; and consolidate, merge, or sell assets. In addition, the 2010 Credit Facility contains certain financial covenants that require the Company to: maintain a minimum tangible net worth; maintain a minimum fixed charge coverage ratio and a minimum funded debt to earnings ratio; and limit capital expenditures below certain thresholds.

The previous credit facility (the "2006 Credit Facility") provided for a revolving line of credit with a principal amount of up to $90.0 million, which included a swingline facility with an original principal amount of up to $5.0 million. The 2006 Credit Facility contained similar restrictive covenants and the outstanding borrowings were collateralized by a security interest in substantially all the Company's assets. The outstanding balance of the facility accrued interest based on LIBOR plus an applicable margin, ranging from 100 to 175 basis points, based on a ratio of funded debt to earnings.

As of December 31, 2010, the outstanding balance under the 2010 Credit Facility was $20.0 million and interest accrued at a rate of LIBOR plus 200 basis points, or 2.3%. As of December 31, 2010, NCI was in compliance with all its loan covenants. As of December 31, 2009, the outstanding balance under the 2006

Credit Facility was $42.0 million and interest accrued at a rate of LIBOR plus 100 basis points, or 1.2%. As of December 31, 2009, NCI was in compliance with all its loan covenants.

12. Acquisitions

TRS Acquisition

Effective July 31, 2009, the Company completed the acquisition of 100% of the equity interests of TRS Consulting, Inc. (TRS). TRS is a provider of high-end IT and software development services to the intelligence community. NCI acquired TRS to expand NCI's presence in Intelligence Community. The Company paid approximately $17.1 million in cash at closing. In addition, the purchase agreement for the acquisition of TRS provided for contingent consideration.

During the third quarter of 2009, we recognized a contingent liability of $5.3 million as part of the TRS acquisition associated with future earnout payments. During the fourth quarter of 2009, we and the previous majority shareholder of TRS entered into negotiations to terminate the contingent consideration earnout for an immediate cash payment. The rationale for terminating the earnout was based primarily on the operational issues around maintaining detailed financial information to monitor the earnout, and the business impact due to the inability to leverage TRS resources into other NCI business areas without negatively affecting the achievement of the earnout targets, and the attractive discount on the potential liability to settle the earnout early. The earnout potential was $6 million and had a fair value of $5.3 million, which was recorded as a liability at the time of the TRS acquisition. Both parties determined it was in the best interest of the combined entity to eliminate the earnout and the parties mutually agreed to the $3 million settlement, 50% of the potential earnout payment. Consequently, we recognized a $2.3 million gain on the extinguishment of contingent consideration liability during the year ended December 31, 2009.

13. Performance Incentive Plan

The Board of Directors of the Company has adopted The Amended and Restated 2005 Performance Incentive Plan (the Plan), which has been approved by the Company's stockholders. As of December 31, 2010, the Plan has reserved 3,700,000 shares of Class A common stock for issuance, which increases annually by 100,000 shares. The Plan provides for the grant of incentive stock options and non-qualified stock options, and the grant or sale of restricted shares of common stock to the Company's directors, employees, and consultants. The Compensation Committee of the Company administers the Plan.

	As of December 31, 2010
	(In thousands)
Shares reserved under the plan	3,700
Options exercised	1,318
Options outstanding	1,098
Shares available for future grants	1,284

Stock Compensation

Compensation expense for all stock-based awards is measured at fair value on the date of grant and recognition of compensation expense is recorded over the service period for awards expected to vest. The Company determines the fair value of our stock options using the Black-Scholes-Merton valuation model. The application of the Black-Scholes-Merton model to the valuation of options requires the use of input assumptions, including expected volatility, expected term, expected dividend yield, and expected risk-free interest rate.

Assumptions Used in Fair Value determination

The following weighted-average assumptions were used for option grants made during the years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31,		
	2010	2009	2008
Expected Volatility	46%	47%	39%
Expected Term (in years)	5.4	5.3	5.4
Risk-free Interest Rate	2.12%	2.15%	2.66%
Dividend Yield	0%	0%	0%

- *Expected Volatility.* The expected volatility of the Company's shares was estimated based upon the historical volatility of the Company's share price.
- *Expected Term.* Because the Company does not have significant historical data on employee exercise behavior, we are using the *"Simplified Method"* as defined under SEC Staff Accounting Bulletin No. 110 to calculate the expected term. The simplified method is calculated by averaging the vesting period and contractual term of the option.
- *Risk-free Interest Rate.* The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method on the implied yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants.
- *Dividend Yield.* The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the future.

Stock Options Activity

The following table summarizes stock option activity for the period January 1, 2008 through December 31, 2010:

	Options (In thousands)	Weighted-Average Exercise Price per Share
Outstanding at January 1, 2008	834	$10.96
Granted	208	20.89
Forfeited/cancelled	(11)	13.08
Exercised	(53)	7.76
Outstanding at December 31, 2008	978	$13.20
Granted	213	28.42
Forfeited/cancelled	(14)	15.10
Exercised	(82)	12.32
Outstanding at December 31, 2009	1,095	$16.21
Granted	265	26.98
Forfeited/cancelled	(81)	24.69
Exercised	(181)	16.23
Outstanding at December 31, 2010	1,098	$18.18

NCI, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2010

The following table summarizes stock option vesting and unvested options for the period January 1, 2008 through December 31, 2010:

	Options (In thousands)	Weighted-Average Fair Value
Unvested January 1, 2008	405	$ 5.45
Granted	208	8.39
Vested	(131)	4.42
Forfeited	(11)	5.48
Unvested December 31, 2008	471	$ 7.04
Vested December 31, 2008	507	$ 3.79
Granted	213	12.61
Vested	(236)	6.99
Forfeited	(14)	6.88
Unvested December 31, 2009	434	$ 9.81
Vested December 31, 2009	661	$ 4.79
Granted	265	26.98
Vested	(161)	9.01
Forfeited	(81)	10.87
Unvested December 31, 2010	457	$11.17
Vested December 31, 2010	642	$ 5.16

The following table summarizes stock options outstanding at December 31, 2010:

Range of Exercise Prices	Number of Options (In thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (In years)	Options Exercisable (In thousands)
$ 1.00 — $ 7.00	207	$ 6.53	2.2	207
$10.00 — $12.99	163	10.16	3.8	163
$13.00 — $20.00	274	16.48	3.7	186
$21.00 — $27.00	200	24.76	5.5	55
$29.00 — $32.00	254	29.42	5.9	31

Stock options granted after 2006 vest over a period of three to four years from the date of grant in accordance with the individual stock option agreement.

Stock Compensation

The following table summarizes stock compensation for the three years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Cost of revenue	$ 552	$ 550	$358
General and administrative	1,055	1,234	470
	$1,607	$1,784	$828

We recognized approximately $0.8 million, $0.7 million, and $0.3 million, respectively, of tax benefits from share-based compensation during the years ended December 31, 2010, 2009, and 2008. As of December 31, 2010, there was approximately $3.5 million of total unrecognized compensation cost of unvested stock compensation agreements related to options. This cost is expected to be fully amortized over the next four years, with approximately $1.5 million, $1.1 million, $0.8 million, and $0.1 million amortized during 2011, 2012, 2013, and 2014, respectively. These future costs include an estimated forfeiture rate. Our stock compensation costs may differ based on actual experience. The costs of the options are included in the Company's Statement of Operations in the above referenced line items before or in conjunction with the vesting of options.

14. Provision for Income Taxes

Significant components of the provision for income taxes for the three years ended December 31, 2010, 2009, and 2008 are as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Current			
Federal	$ 9,593	$11,610	$ 8,755
State and Local	2,392	2,137	2,078
Total Current	11,985	13,747	10,833
Deferred			
Federal	3,301	701	498
State and Local	23	336	(13)
Total Deferred	3,324	1,037	485
Total Income Tax Provision	$15,309	$14,784	$11,318

The differences between the expense (benefit) from income taxes at the statutory U.S. Federal income tax rate of 35% and those reported in the Statements of Operations are as follows:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Federal income tax at statutory rates	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	3.8	4.8	4.7
Other	0.3	0.2	0.2
Total income tax expense	39.1%	40.0%	39.9%

Other differences include, among other things, the nondeductible portion of meals and entertainment.

Deferred income taxes arise from temporary differences in the recognition of income and expense for income tax purposes and were computed using the liability method reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Components of the Company's deferred tax assets and liabilities are as follows for the years ended December 31:

	2010	2009
	(In thousands)	
Deferred tax assets Accrued vacation and compensation	$ 3,800	$3,488
Allowance for doubtful accounts	512	410
Deferred rent	777	988
Intangible assets excluding goodwill	2,539	2,243
Self insurance	—	381
Stock compensation	1,661	1,402
Total deferred tax assets	9,289	8,912
Deferred tax liabilities		
Self insurance	54	—
Property and equipment	1,558	215
Goodwill	10,580	8,310
Total deferred tax liabilities	12,192	8,525
Net deferred tax (liabilities) assets	$ (2,903)	$ 387

Although realization is not assured, management believes it is more likely than not that all deferred tax assets will be realized.

The Company's analysis of uncertain tax positions determined that the Company had no material uncertain tax positions and as such, no liability has been recorded as of December 31, 2010. The Company does not anticipate any material changes in this position in the next 12 months.

The Company is subject to income taxes in the U.S. and various state jurisdictions. Tax statutes and regulations within each jurisdiction are subject to interpretation and require significant judgment to apply. Tax years related to U.S. Federal and various state jurisdictions remain subject to examination for tax periods ended on or after December 31, 2007.

15. Profit Sharing

The Company has a 401(k) profit sharing plan that covers substantially all NCI employees meeting certain criteria. The plan is a "defined contribution plan" whereby participants have the option of contributing to the plan. The plan provides for the Company to contribute 50 cents for each dollar contributed by the employee, up to the first 6% of their contribution. The participants are vested 100% in their employee contributions immediately. The participants become fully vested in the employer contributions ratably over four years of service.

TRS was acquired during July 2009 and had a 401(k) profit sharing plan that covered all employees. The plan is a defined contribution plan whereby participants have the option of contributing to the plan. The plan provides for the Company to make a 3% contribution on eligible compensation each pay period and a 12% profit sharing contribution on eligible compensation quarterly. Participants are vested 100% in their employee contributions and the 3% employer contribution immediately and are 100% vested for the 12% quarterly employer contribution after three months of service. The plan was merged with NCI's plan effective January 1, 2011.

The Company's contributions to both plans for the years ended December 31, 2010, 2009, and 2008 were approximately $4.0 million, $2.9 million, and $2.2 million, respectively.

16. Related Party Transactions

The Company receives support services on an as-needed basis under a subcontract with Net Commerce Corporation, a government contractor wholly-owned by Mr. Rajiv Narang, the son of Mr. Charles K. Narang, the Chairman and Chief Executive Officer of the Company. The Company purchased services from Net Commerce Corporation of approximately $922,000, $546,000, and $552,000 for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010 and 2009, there was approximately $140,000 and $0 in accounts payable, respectively, related to this contract.

The Company rents office space from Gur Parsaad Properties, Ltd., which is controlled by Dr. Gurvinder Pal Singh. Dr. Singh was a member of the NCI Board of Directors until June 9, 2010. The lease is for approximately 41,000 square feet at approximately $15.00 per square foot with annual escalation and shared common area operating expenses. The lease expires on June 30, 2015. For the years ended December 31, 2010, 2009, and 2008, NCI paid approximately $1.0 million, $1.0 million, and $0.9 million, respectively, in lease payments under the office lease. As of December 31, 2010 and 2009, there were no outstanding accounts payable.

During June 2007, the Company entered into a Stock Purchase Agreement to purchase 100% of the outstanding shares of Karta Technologies, Inc. This agreement included certain indemnifications from the selling stockholders. Dr. Singh was one of the selling stockholders of Karta. At the time of the purchase, an escrow account was established to pay for indemnification claims. As of December 31, 2010 and 2009, the Company was owed approximately $0 and $51,000, respectively.

17. Contingencies

Government Audits

Payments to the Company on Federal Government contracts are subject to adjustment upon audit by various agencies of the Federal Government. Audits of costs and the related payments have been performed by the various agencies through 2007 for NCI Information Systems, Inc., our primary corporate vehicle for Government contracting. In the opinion of management, the final determination of costs and related payments for unaudited years will not have a material effect on the Company's financial position, results of operations, or liquidity.

Litigation

The Company is party to various legal actions, claims, government inquiries, and audits resulting from the normal course of business. The Company believes that the probability is remote that any resulting liability will have a material effect on the Company's financial position, results of operations, or liquidity.

18. Subsequent Event

The Company evaluated events subsequent to December 31, 2010 for potential recognition and/or disclosure through the issuance date of these financial statements.

On February 25, 2011, the Company entered into a securities purchase agreement (the "Purchase Agreement") to purchase all of the outstanding capital stock of AdvanceMed Corporation ("AdvanceMed") from Computer Science Services Corporation and DynCorp (together, the "Sellers") for $62 million in cash, subject to certain closing and post-closing adjustments (the "Acquisition"). AdvanceMed is a premier provider of healthcare program integrity services focused on the detection and prevention of fraud, waste, and abuse in healthcare programs. AdvanceMed provides investigative services to Centers for Medicare and Medicaid Services (CMS). AdvanceMed supports healthcare programs in 38 states with a staff of approximately 450 professionals, including information specialists, nurses, physicians, statisticians, investigators, and other healthcare professionals.

Each of the parties to the Purchase Agreement has made customary representations and warranties and agreed to certain indemnification obligations. The Purchase Agreement also contemplates a five year non-competition agreement to be entered into by each of the Sellers. The Company intends to finance the Acquisition through cash on hand and borrowings under the 2010 Credit Facility. The parties expect to close the Acquisition as soon as practicable after satisfaction of all the conditions to closing contained in the Purchase Agreement, including the expiration or termination without the objection of any of the relevant governmental authorities of all applicable waiting periods (and any extensions thereof), which is expected to occur on or before April 2, 2011.

18. Supplemental Quarterly Information (unaudited)

This data is unaudited, but in the opinion of management, includes and reflects all adjustments that are normal and recurring in nature, and necessary, for a fair presentation of the selected data for these interim periods. Quarterly condensed financial operating results of the Company for the years ended December 31, 2010 and 2009 are presented below.

	For the Quarter Ended							
	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009
	(In thousands)							
Statement of Operations Data:								
Revenue	$171,021	$168,769	$126,558	$114,993	$125,177	$130,198	$108,519	$105,017
Operating costs and expenses:								
Cost of revenue	151,322	151,138	110,927	99,392	108,619	113,403	93,976	91,324
General and administrative expenses	6,550	6,194	5,369	5,617	6,121	6,271	4,894	4,762
Depreciation and amortization	1,330	1,359	1,193	1,172	1,195	1,096	991	946
Gain on extinguishment of contingent consideration liability	—	—	—	—	(2,285)	—	—	—
Total operating costs and expenses	159,202	158,691	117,489	106,181	113,650	120,770	99,861	97,032
Operating income	11,819	10,078	9,069	8,812	11,527	9,428	8,658	7,985
Interest expense, net	173	133	149	143	169	145	151	192
Income before income taxes	11,646	9,945	8,920	8,669	11,358	9,283	8,507	7,793
Provision for income taxes	4,741	3,841	3,524	3,203	4,622	3,658	3,387	3,118
Net income	$ 6,905	$ 6,104	$ 5,396	$ 5,466	$ 6,736	$ 5,625	$ 5,120	$ 4,675
Earnings per share Basic	$ 0.51	$ 0.45	$ 0.40	$ 0.40	$ 0.50	$ 0.42	$ 0.38	$ 0.35
Diluted	$ 0.50	$ 0.44	$ 0.39	$ 0.39	$ 0.49	$ 0.41	$ 0.37	$ 0.34

Exhibit 21.1

List of Significant Subsidiaries

NCI Information Systems, Inc., Virginia
Karta Technologies, Inc., Texas
Operational Technologies Services, Inc., Virginia

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-165225) pertaining to the 2005 Amended and Restated Performance Incentive Plan of NCI, Inc. of our reports dated February 28, 2011, with respect to the consolidated financial statements of NCI, Inc., and the effectiveness of internal control over financial reporting of NCI, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

/s/ Ernst & Young LLP

McLean, VA
February 28, 2011

EXHIBIT 31.1

Certification of the Chief Executive Officer and Certification of Acting Principal Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

I, Charles K. Narang, certify that:

1. I have reviewed this annual report on Form 10-K of NCI, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2011

By: /s/ CHARLES K. NARANG

Charles K. Narang
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer and Acting Principal Financial Officer)

EXHIBIT 32.1

Certification of Chief Executive Officer
Certification of Acting Principal Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 10-K of NCI, Inc. (the "Company") for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chairman of the Board and Chief Executive Officer of the Company certifies, to the best of his knowledge and belief pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2011

By: /s/ CHARLES K. NARANG

Charles K. Narang
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer and Acting Principal Financial Officer)

A signed original of the written statement required by Section 906 has been provided to NCI, Inc. and will be retained by NCI, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Charles K. Narang

Terry W. Glasgow

James P. Allen

John E. Lawler

Paul V. Lombardi

J. Patrick McMahon

Philip O. Nolan

Stephen L. Waechter

Daniel R. Young

CORPORATE OFFICERS

Charles K. Narang
Chairman and Chief Executive Officer

Terry W. Glasgow
President

Brian J. Clark
Executive Vice President,
Chief Financial Officer,
and Treasurer

Michele R. Cappello
Senior Vice President,
General Counsel, and Secretary

SENIOR MANAGEMENT TEAM

Christopher M. Bishop
Senior Vice President, Business Development
and Capture Management

Brian R. Fogg
Vice President and
Chief Technology Officer

Clarence D. Johnson
Executive Vice President and General Manager,
Army Programs Sector

Phyllis Y. Kay
AdvanceMed President, NCI Senior Vice President
and General Manager

Karl J. Leatham
Senior Vice President and
Chief Information Officer

W. Norman Pierce
Senior Vice President,
Human Resources and Administration

Richard L. Riney, III
Senior Vice President and General Manager,
Air Force and Technology Services Group

T. Richard Stroupe, Jr.
Senior Vice President and General Manager,
National Security Group

Kevin J. Fagan
Senior Vice President and General Manager,
Civilian Programs Group

John C. Woloski
Senior Vice President, Strategic Initiatives

FORWARD-LOOKING STATEMENT

Statements and assumptions made in this annual report, which do not address historical facts, constitute "forward-looking" statements that NCI believes to be within the definition in the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, many of which are outside of our control. Words such as "may," "will," "intends," "should," "expects," "plans," "projects," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or "opportunity," or the negative of these terms or words of similar import are intended to identify forward-looking statements.

Although forward-looking statements in this annual report reflect the good faith judgment of management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially for those anticipated. The factors that could cause, or contribute to, such difference include but are not limited to, those factors discussed in Item 1A "Risks Factors" in our Annual Report filed on Form 10-K for the period ended December 31, 2010, with the Securities and Exchange Commission, and from time to time in NCI's other filings with the Commission, including its reports on Form 8-K and Form 10-Q.

The forward-looking statements included in this annual report are only made as of the date of this publication and NCI undertakes no obligation to publicly update any of the forward-looking statements.

EMPLOYMENT

It is NCI's policy to recruit, hire, employ, train, and promote persons in all job classifications without regard to race, color, religion, sex, age, national origin, or disability.

SHAREHOLDER INFORMATION

TRANSFER AGENT
Stockholders may obtain information with respect to share position, transfer requirements, address changes, lost stock certificates, and duplicate mailings by writing or telephoning:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
(800) 937-5449 or (718) 921-8200
www.amstock.com

ANNUAL MEETING
NCI's Annual Meeting will be held on Wednesday, June 8, 2011, at 10:00 a.m. ET at the Westin Reston Heights, Reston, VA.

CLASS A COMMON STOCK
Stock symbol: NCIT
Listed: NASDAQ

REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
McLean, VA

INVESTOR COMMUNICATIONS
Investors seeking the Form 10-K and additional information about the company may call (703) 707-6900, write to Investors Relations at our corporate headquarters, or send an email to investor@nciinc.com. NCI's earnings announcements, news releases, SEC filings, and other investor information are available in the Investors section of our website.



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MAIN (703) 707-6900 ★ FAX (703) 707-6901

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